FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001003197
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, March 29, 2005, Series 2005-HE1	333-121661-01

Name of Person Filing the Document
(If Other than the Registrant)


05046970


SEC MAIL
PROCESSING
RECEIVED
MAR 30 2005
WASH, D.C.
179
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 29, 2005

FINANCIAL ASSET SECURITIES CORP.

By: [signature]
Name: Frank Skibo
Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.
EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

gphe0501 BE Analysis

Declaration

Settle	3/30/2005
First Payment	4/25/2005

	M6	M6	M7	M7	M6	M6	M7	M7
WAL for Princ Pmts	16.85	11.20	16.36	10.99	17.15	11.23	16.38	11.00
Principal Writedown	0.01%	0.02%	0.02%	0.01%	0.01%	0.01%	0.01%	0.01%
Total Collat Loss (Collat Maturity)	19.25%	12.34%	17.93%	10.84%	19.27%	12.29%	17.96%	10.79%
otal Collat Liquidation (Collat Maturity)	19.25%	12.34%	17.93%	10.84%	19.27%	12.29%	17.96%	10.79%
Prepay	65% PPC	100% PPC	65% PPC	100% PPC	65% PPC	100% PPC	65% PPC	100% PPC
Default	1041.63 SDA	1194.22 SDA	960.93 SDA	1034.71 SDA	1042.5 SDA	1189.4 SDA	962.88 SDA	1029.76 SDA
Loss Severity	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200	FWD + 200
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	0	0	0	0	0	0	0	0
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Draw	15%	15%	15%	15%	15%	15%	15%	15%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

gphe0501 Class - A1

Balance	$462,000,000.00	Delay	0
		Dated	3/30/2005
Settle	3/30/2005	First Payment	4/25/2005

WAL for Princ Pmts	1.40	0.80
Principal Window Begin	1	1
Principal Window End	36	21
LIBOR_1MO	2.850	2.850
PRIME	5.500	5.500
Prepay	**30 CPR**	**40 CPR**
Triggers	Fail	Fail
Draw	**15%**	**15%**
Optional Redemption	Call (N)	Call (N)

gphe0501 Class - A2

Balance	$112,000,000.00	Delay	0
		Dated	3/30/2005
Settle	3/30/2005	First Payment	4/25/2005

WAL for Princ Pmts	3.55	2.00
Principal Window Begin	36	21
Principal Window End	49	28
LIBOR_1MO	2.850	2.850
PRIME	5.500	5.500
Prepay	**30 CPR**	**40 CPR**
Triggers	Fail	Fail
Draw	**15%**	**15%**
Optional Redemption	Call (N)	Call (N)

gphe0501 Class - A3

Balance	$195,000,000.00	Delay	0
		Dated	3/30/2005
Settle	3/30/2005	First Payment	4/25/2005

WAL for Princ Pmts	4.91	2.99
Principal Window Begin	49	28
Principal Window End	68	46
LIBOR_1MO	2.850	2.850
PRIME	5.500	5.500
Prepay	**30 CPR**	**40 CPR**
Triggers	Fail	Fail
Draw	**15%**	**15%**
Optional Redemption	Call (N)	Call (N)

gphe0501 Class - A4

Balance	$73,664,000.00	Delay	0
		Dated	3/30/2005
Settle	3/30/2005	First Payment	4/25/2005

WAL for Princ Pmts	5.94	4.19
Principal Window Begin	68	46
Principal Window End	76	55
LIBOR_1MO	2.850	2.850
PRIME	5.500	5.500
Prepay	**30 CPR**	**40 CPR**
Triggers	Fail	Fail
Draw	**15%**	**15%**
Optional Redemption	Call (N)	Call (N)

gphe0501 Class - A5

Balance	$23,940,000.00	Delay	0
		Dated	3/30/2005
Settle	3/30/2005	First Payment	4/25/2005

WAL for Princ Pmts	6.44	4.71
Principal Window Begin	76	55
Principal Window End	79	58
LIBOR_1MO	2.850	2.850
PRIME	5.500	5.500
Prepay	**30 CPR**	**40 CPR**
Triggers	Fail	Fail
Draw	**15%**	**15%**
Optional Redemption	Call (N)	Call (N)

gphe0501 Class - A1

Balance	$462,000,000.00	Delay	0
		Dated	3/30/2005
Settle	3/30/2005	First Payment	4/25/2005

WAL for Princ Pmts	1.40	0.80
Principal Window Begin	1	1
Principal Window End	36	21
LIBOR_1MO	2.850	2.850
PRIME	5.500	5.500
Prepay	**30 CPR**	**40 CPR**
Triggers	Fail	Fail
Draw	**15%**	**15%**
Optional Redemption	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

gphe0501 - A1 - bp 40 CPR draw 15%

bp, LIBOR_1MO=2.85, PRIME=5.5

Period	Date	Principal	Interest	Cash Flow	Balance	Coupon
Total		462,000,000.00	11,040,345.33	473,040,345.33		
0	30-Mar-05	0	0	0	462,000,000.00	0
1	25-Apr-05	20,734,714.03	974,306.67	21,709,020.69	441,265,285.97	2.92
2	25-May-05	29,443,828.93	1,073,745.53	30,517,574.45	411,821,457.05	2.92
3	25-Jun-05	28,612,820.30	1,035,502.17	29,648,322.48	383,208,636.74	2.92
4	25-Jul-05	27,805,265.67	932,474.35	28,737,740.02	355,403,371.07	2.92
5	25-Aug-05	27,020,503.08	893,642.03	27,914,145.11	328,382,867.99	2.92
6	25-Sep-05	26,257,889.25	825,700.48	27,083,589.73	302,124,978.74	2.92
7	25-Oct-05	25,516,799.07	735,170.78	26,251,969.86	276,608,179.67	2.92
8	25-Nov-05	24,796,625.07	695,515.90	25,492,140.98	251,811,554.59	2.92
9	25-Dec-05	24,096,776.92	612,741.45	24,709,518.37	227,714,777.67	2.92
10	25-Jan-06	23,416,680.95	572,576.16	23,989,257.11	204,298,096.72	2.92
11	25-Feb-06	22,755,779.69	513,696.21	23,269,475.90	181,542,317.03	2.92
12	25-Mar-06	22,113,531.38	412,302.77	22,525,834.16	159,428,785.65	2.92
13	25-Apr-06	21,489,409.59	400,874.82	21,890,284.42	137,939,376.05	2.92
14	25-May-06	20,882,902.72	335,652.48	21,218,555.20	117,056,473.34	2.92
15	25-Jun-06	20,293,513.60	294,332.00	20,587,845.60	96,762,959.73	2.92
16	25-Jul-06	19,720,759.13	235,456.54	19,956,215.66	77,042,200.60	2.92
17	25-Aug-06	19,164,169.80	193,718.33	19,357,888.14	57,878,030.80	2.92
18	25-Sep-06	18,623,289.39	145,531.09	18,768,820.48	39,254,741.41	2.92
19	25-Oct-06	18,097,674.53	95,519.87	18,193,194.40	21,157,066.88	2.92
20	25-Nov-06	17,586,894.37	53,198.27	17,640,092.64	3,570,172.51	2.92
21	25-Dec-06	3,570,172.51	8,687.42	3,578,859.93	0	2.92

gphe0501 - A2 - bp 40 CPR draw 15%

bp, LIBOR_1MO=2.85, PRIME=5.5

Period	Date	Principal	Interest	Cash Flow	Balance	Coupon
Total		112,000,000.00	6,759,639.62	118,759,639.62		
0	30-Mar-05	0	0	0	112,000,000.00	0
1	25-Apr-05	0	240,240.00	240,240.00	112,000,000.00	2.97
2	25-May-05	0	277,200.00	277,200.00	112,000,000.00	2.97
3	25-Jun-05	0	286,440.00	286,440.00	112,000,000.00	2.97
4	25-Jul-05	0	277,200.00	277,200.00	112,000,000.00	2.97
5	25-Aug-05	0	286,440.00	286,440.00	112,000,000.00	2.97
6	25-Sep-05	0	286,440.00	286,440.00	112,000,000.00	2.97
7	25-Oct-05	0	277,200.00	277,200.00	112,000,000.00	2.97
8	25-Nov-05	0	286,440.00	286,440.00	112,000,000.00	2.97
9	25-Dec-05	0	277,200.00	277,200.00	112,000,000.00	2.97
10	25-Jan-06	0	286,440.00	286,440.00	112,000,000.00	2.97
11	25-Feb-06	0	286,440.00	286,440.00	112,000,000.00	2.97
12	25-Mar-06	0	258,720.00	258,720.00	112,000,000.00	2.97
13	25-Apr-06	0	286,440.00	286,440.00	112,000,000.00	2.97
14	25-May-06	0	277,200.00	277,200.00	112,000,000.00	2.97
15	25-Jun-06	0	286,440.00	286,440.00	112,000,000.00	2.97
16	25-Jul-06	0	277,200.00	277,200.00	112,000,000.00	2.97
17	25-Aug-06	0	286,440.00	286,440.00	112,000,000.00	2.97
18	25-Sep-06	0	286,440.00	286,440.00	112,000,000.00	2.97
19	25-Oct-06	0	277,200.00	277,200.00	112,000,000.00	2.97
20	25-Nov-06	0	286,440.00	286,440.00	112,000,000.00	2.97
21	25-Dec-06	13,520,357.71	277,200.00	13,797,557.71	98,479,642.29	2.97
22	25-Jan-07	16,608,175.23	251,861.69	16,860,036.92	81,871,467.05	2.97
23	25-Feb-07	16,139,433.99	209,386.28	16,348,820.27	65,732,033.06	2.97
24	25-Mar-07	15,683,922.29	151,841.00	15,835,763.28	50,048,110.77	2.97
25	25-Apr-07	15,241,266.72	127,998.04	15,369,264.77	34,806,844.05	2.97
26	25-May-07	14,811,104.46	86,146.94	14,897,251.40	19,995,739.59	2.97
27	25-Jun-07	14,393,082.89	51,139.10	14,444,222.00	5,602,656.70	2.97
28	25-Jul-07	5,602,656.70	13,866.58	5,616,523.28	0	2.97

gphe0501 - A3 - bp 40 CPR draw 15%

bp, LIBOR_1MO=2.85, PRIME=5.5

Period	*Date*	*Principal*	*Interest*	*Cash Flow*	*Balance*	*Coupon*
Total		195,000,000.00	20,860,328.72	215,860,328.72		
0	30-Mar-05	0	0	0	195,000,000.00	0
1	25-Apr-05	0	423,908.33	423,908.33	195,000,000.00	3.01
2	25-May-05	0	489,125.00	489,125.00	195,000,000.00	3.01
3	25-Jun-05	0	505,429.17	505,429.17	195,000,000.00	3.01
4	25-Jul-05	0	489,125.00	489,125.00	195,000,000.00	3.01
5	25-Aug-05	0	505,429.17	505,429.17	195,000,000.00	3.01
6	25-Sep-05	0	505,429.17	505,429.17	195,000,000.00	3.01
7	25-Oct-05	0	489,125.00	489,125.00	195,000,000.00	3.01
8	25-Nov-05	0	505,429.17	505,429.17	195,000,000.00	3.01
9	25-Dec-05	0	489,125.00	489,125.00	195,000,000.00	3.01
10	25-Jan-06	0	505,429.17	505,429.17	195,000,000.00	3.01
11	25-Feb-06	0	505,429.17	505,429.17	195,000,000.00	3.01
12	25-Mar-06	0	456,516.67	456,516.67	195,000,000.00	3.01
13	25-Apr-06	0	505,429.17	505,429.17	195,000,000.00	3.01
14	25-May-06	0	489,125.00	489,125.00	195,000,000.00	3.01
15	25-Jun-06	0	505,429.17	505,429.17	195,000,000.00	3.01
16	25-Jul-06	0	489,125.00	489,125.00	195,000,000.00	3.01
17	25-Aug-06	0	505,429.17	505,429.17	195,000,000.00	3.01
18	25-Sep-06	0	505,429.17	505,429.17	195,000,000.00	3.01
19	25-Oct-06	0	489,125.00	489,125.00	195,000,000.00	3.01
20	25-Nov-06	0	505,429.17	505,429.17	195,000,000.00	3.01
21	25-Dec-06	0	489,125.00	489,125.00	195,000,000.00	3.01
22	25-Jan-07	0	505,429.17	505,429.17	195,000,000.00	3.01
23	25-Feb-07	0	505,429.17	505,429.17	195,000,000.00	3.01
24	25-Mar-07	0	456,516.67	456,516.67	195,000,000.00	3.01
25	25-Apr-07	0	505,429.17	505,429.17	195,000,000.00	3.01
26	25-May-07	0	489,125.00	489,125.00	195,000,000.00	3.01
27	25-Jun-07	0	505,429.17	505,429.17	195,000,000.00	3.01
28	25-Jul-07	8,384,202.67	489,125.00	8,873,327.67	186,615,797.33	3.01
29	25-Aug-07	13,592,100.90	483,697.78	14,075,798.68	173,023,696.43	3.01
30	25-Sep-07	13,208,483.91	448,467.81	13,656,951.72	159,815,212.52	3.01
31	25-Oct-07	12,835,693.94	400,869.82	13,236,563.77	146,979,518.58	3.01
32	25-Nov-07	12,473,425.42	380,962.75	12,854,388.17	134,506,093.16	3.01
33	25-Dec-07	12,121,381.40	337,386.12	12,458,767.51	122,384,711.76	3.01
34	25-Jan-08	11,779,273.29	317,214.37	12,096,487.67	110,605,438.47	3.01
35	25-Feb-08	11,446,820.69	286,683.15	11,733,503.84	99,158,617.79	3.01
36	25-Mar-08	11,123,751.06	240,432.10	11,364,183.17	88,034,866.72	3.01
37	25-Apr-08	0	228,181.48	228,181.48	88,034,866.72	3.01
38	25-May-08	0	220,820.79	220,820.79	88,034,866.72	3.01
39	25-Jun-08	0	228,181.48	228,181.48	88,034,866.72	3.01
40	25-Jul-08	0	220,820.79	220,820.79	88,034,866.72	3.01
41	25-Aug-08	0	228,181.48	228,181.48	88,034,866.72	3.01
42	25-Sep-08	0	228,181.48	228,181.48	88,034,866.72	3.01
43	25-Oct-08	0	220,820.79	220,820.79	88,034,866.72	3.01
44	25-Nov-08	0	228,181.48	228,181.48	88,034,866.72	3.01
45	25-Dec-08	0	220,820.79	220,820.79	88,034,866.72	3.01
46	25-Jan-09	4,704,585.21	228,181.48	4,932,766.70	83,330,281.51	3.01
47	25-Feb-09	5,106,603.10	215,987.46	5,322,590.56	78,223,678.41	3.01
48	25-Mar-09	4,962,476.76	183,130.32	5,145,607.09	73,261,201.64	3.01

49	25-Apr-09	4,822,418.18	189,888.96	5,012,307.15	68,438,783.46	3.01
50	25-May-09	4,686,312.54	171,667.28	4,857,979.83	63,752,470.92	3.01
51	25-Jun-09	4,554,048.29	165,242.86	4,719,291.15	59,198,422.63	3.01
52	25-Jul-09	4,425,516.99	148,489.38	4,574,006.37	54,772,905.63	3.01
53	25-Aug-09	4,300,613.31	141,968.33	4,442,581.64	50,472,292.33	3.01
54	25-Sep-09	4,180,107.68	130,821.38	4,310,929.05	46,292,184.65	3.01
55	25-Oct-09	5,845,369.08	116,116.23	5,961,485.31	40,446,815.57	3.01
56	25-Nov-09	5,597,099.72	104,835.90	5,701,935.62	34,849,715.86	3.01
57	25-Dec-09	5,359,681.18	87,414.70	5,447,095.88	29,490,034.68	3.01
58	25-Jan-10	5,132,631.48	76,436.53	5,209,068.02	24,357,403.19	3.01
59	25-Feb-10	5,644,984.03	63,133.04	5,708,117.07	18,712,419.16	3.01
60	25-Mar-10	5,382,665.03	43,807.85	5,426,472.88	13,329,754.14	3.01
61	25-Apr-10	5,132,508.61	34,549.98	5,167,058.59	8,197,245.53	3.01
62	25-May-10	4,893,953.73	20,561.42	4,914,515.16	3,303,291.79	3.01
63	25-Jun-10	3,303,291.79	8,561.95	3,311,853.74	0	3.01

gphe0501 - A4 - bp 40 CPR draw 15%

bp, LIBOR_1MO=2.85, PRIME=5.5

Period	Date	Principal	Interest	Cash Flow	Balance	Coupon
Total		73,664,000.00	14,730,871.46	88,394,871.46		
0	30-Mar-05	0	0	0	73,664,000.00	0
1	25-Apr-05	0	167,585.60	167,585.60	73,664,000.00	3.15
2	25-May-05	0	193,368.00	193,368.00	73,664,000.00	3.15
3	25-Jun-05	0	199,813.60	199,813.60	73,664,000.00	3.15
4	25-Jul-05	0	193,368.00	193,368.00	73,664,000.00	3.15
5	25-Aug-05	0	199,813.60	199,813.60	73,664,000.00	3.15
6	25-Sep-05	0	199,813.60	199,813.60	73,664,000.00	3.15
7	25-Oct-05	0	193,368.00	193,368.00	73,664,000.00	3.15
8	25-Nov-05	0	199,813.60	199,813.60	73,664,000.00	3.15
9	25-Dec-05	0	193,368.00	193,368.00	73,664,000.00	3.15
10	25-Jan-06	0	199,813.60	199,813.60	73,664,000.00	3.15
11	25-Feb-06	0	199,813.60	199,813.60	73,664,000.00	3.15
12	25-Mar-06	0	180,476.80	180,476.80	73,664,000.00	3.15
13	25-Apr-06	0	199,813.60	199,813.60	73,664,000.00	3.15
14	25-May-06	0	193,368.00	193,368.00	73,664,000.00	3.15
15	25-Jun-06	0	199,813.60	199,813.60	73,664,000.00	3.15
16	25-Jul-06	0	193,368.00	193,368.00	73,664,000.00	3.15
17	25-Aug-06	0	199,813.60	199,813.60	73,664,000.00	3.15
18	25-Sep-06	0	199,813.60	199,813.60	73,664,000.00	3.15
19	25-Oct-06	0	193,368.00	193,368.00	73,664,000.00	3.15
20	25-Nov-06	0	199,813.60	199,813.60	73,664,000.00	3.15
21	25-Dec-06	0	193,368.00	193,368.00	73,664,000.00	3.15
22	25-Jan-07	0	199,813.60	199,813.60	73,664,000.00	3.15
23	25-Feb-07	0	199,813.60	199,813.60	73,664,000.00	3.15
24	25-Mar-07	0	180,476.80	180,476.80	73,664,000.00	3.15
25	25-Apr-07	0	199,813.60	199,813.60	73,664,000.00	3.15
26	25-May-07	0	193,368.00	193,368.00	73,664,000.00	3.15
27	25-Jun-07	0	199,813.60	199,813.60	73,664,000.00	3.15
28	25-Jul-07	0	193,368.00	193,368.00	73,664,000.00	3.15
29	25-Aug-07	0	199,813.60	199,813.60	73,664,000.00	3.15
30	25-Sep-07	0	199,813.60	199,813.60	73,664,000.00	3.15
31	25-Oct-07	0	193,368.00	193,368.00	73,664,000.00	3.15
32	25-Nov-07	0	199,813.60	199,813.60	73,664,000.00	3.15
33	25-Dec-07	0	193,368.00	193,368.00	73,664,000.00	3.15
34	25-Jan-08	0	199,813.60	199,813.60	73,664,000.00	3.15
35	25-Feb-08	0	199,813.60	199,813.60	73,664,000.00	3.15
36	25-Mar-08	0	186,922.40	186,922.40	73,664,000.00	3.15
37	25-Apr-08	0	199,813.60	199,813.60	73,664,000.00	3.15
38	25-May-08	0	193,368.00	193,368.00	73,664,000.00	3.15
39	25-Jun-08	0	199,813.60	199,813.60	73,664,000.00	3.15
40	25-Jul-08	0	193,368.00	193,368.00	73,664,000.00	3.15
41	25-Aug-08	0	199,813.60	199,813.60	73,664,000.00	3.15
42	25-Sep-08	0	199,813.60	199,813.60	73,664,000.00	3.15
43	25-Oct-08	0	193,368.00	193,368.00	73,664,000.00	3.15
44	25-Nov-08	0	199,813.60	199,813.60	73,664,000.00	3.15
45	25-Dec-08	0	193,368.00	193,368.00	73,664,000.00	3.15
46	25-Jan-09	0	199,813.60	199,813.60	73,664,000.00	3.15
47	25-Feb-09	0	199,813.60	199,813.60	73,664,000.00	3.15
48	25-Mar-09	0	180,476.80	180,476.80	73,664,000.00	3.15

Period	Date	Principal	Interest	Cash Flow	Balance	Coupon
Total		73,664,000.00	14,730,871.46	88,394,871.46		
49	25-Apr-09	0	199,813.60	199,813.60	73,664,000.00	3.15
50	25-May-09	0	193,368.00	193,368.00	73,664,000.00	3.15
51	25-Jun-09	0	199,813.60	199,813.60	73,664,000.00	3.15
52	25-Jul-09	0	193,368.00	193,368.00	73,664,000.00	3.15
53	25-Aug-09	0	199,813.60	199,813.60	73,664,000.00	3.15
54	25-Sep-09	0	199,813.60	199,813.60	73,664,000.00	3.15
55	25-Oct-09	0	193,368.00	193,368.00	73,664,000.00	3.15
56	25-Nov-09	0	199,813.60	199,813.60	73,664,000.00	3.15
57	25-Dec-09	0	193,368.00	193,368.00	73,664,000.00	3.15
58	25-Jan-10	0	199,813.60	199,813.60	73,664,000.00	3.15
59	25-Feb-10	0	199,813.60	199,813.60	73,664,000.00	3.15
60	25-Mar-10	0	180,476.80	180,476.80	73,664,000.00	3.15
61	25-Apr-10	0	199,813.60	199,813.60	73,664,000.00	3.15
62	25-May-10	0	193,368.00	193,368.00	73,664,000.00	3.15
63	25-Jun-10	1,363,173.28	199,813.60	1,562,986.88	72,300,826.72	3.15
64	25-Jul-10	4,449,531.85	189,789.67	4,639,321.52	67,851,294.88	3.15
65	25-Aug-10	4,242,666.71	184,046.64	4,426,713.34	63,608,628.17	3.15
66	25-Sep-10	4,045,404.67	172,538.40	4,217,943.07	59,563,223.50	3.15
67	25-Oct-10	3,857,302.09	156,353.46	4,013,655.55	55,705,921.42	3.15
68	25-Nov-10	3,677,935.69	151,102.31	3,829,038.01	52,027,985.72	3.15
69	25-Dec-10	3,506,901.65	136,573.46	3,643,475.12	48,521,084.07	3.15
70	25-Jan-11	3,343,814.69	131,613.44	3,475,428.13	45,177,269.38	3.15
71	25-Feb-11	3,188,307.23	122,543.34	3,310,850.57	41,988,962.15	3.15
72	25-Mar-11	3,040,028.59	112,670.38	3,152,698.97	38,948,933.56	3.45
73	25-Apr-11	2,898,644.24	115,710.79	3,014,355.03	36,050,289.32	3.45
74	25-May-11	2,763,835.00	103,644.58	2,867,479.58	33,286,454.33	3.45
75	25-Jun-11	2,635,296.40	98,888.51	2,734,184.91	30,651,157.92	3.45
76	25-Jul-11	2,512,738.00	88,122.08	2,600,860.07	28,138,419.93	3.45
77	25-Aug-11	2,395,882.69	83,594.56	2,479,477.24	25,742,537.24	3.45
78	25-Sep-11	2,284,466.15	76,476.79	2,360,942.94	23,458,071.09	3.45
79	25-Oct-11	2,178,236.25	67,441.95	2,245,678.21	21,279,834.84	3.45
80	25-Nov-11	2,076,952.45	63,218.84	2,140,171.30	19,202,882.38	3.45
81	25-Dec-11	1,980,385.32	55,208.29	2,035,593.61	17,222,497.06	3.45
82	25-Jan-12	1,888,316.00	51,165.17	1,939,481.17	15,334,181.06	3.45
83	25-Feb-12	1,800,535.73	45,555.30	1,846,091.03	13,533,645.33	3.45
84	25-Mar-12	1,716,845.38	37,612.26	1,754,457.64	11,816,799.94	3.45
85	25-Apr-12	1,637,055.02	35,105.74	1,672,160.77	10,179,744.92	3.45
86	25-May-12	1,560,983.48	29,266.77	1,590,250.25	8,618,761.43	3.45
87	25-Jun-12	1,488,457.97	25,604.90	1,514,062.87	7,130,303.47	3.45
88	25-Jul-12	1,419,313.66	20,499.62	1,439,813.28	5,710,989.81	3.45
89	25-Aug-12	1,353,393.36	16,966.40	1,370,359.76	4,357,596.44	3.45
90	25-Sep-12	1,290,547.15	12,945.69	1,303,492.84	3,067,049.29	3.45
91	25-Oct-12	1,230,632.02	8,817.77	1,239,449.79	1,836,417.27	3.45
92	25-Nov-12	1,173,511.60	5,455.69	1,178,967.29	662,905.67	3.45
93	25-Dec-12	662,905.67	1,905.85	664,811.53	0	3.45

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

gphe0501_BE Analysis

Terwin

Settle	3/30/2005
First Payment	4/25/2005

Class M8			
WAL	9.89	17.36	22.50
Principal Writedown	1.25%	1.41%	1.39%
Total Collat Loss (Collat Maturity)	8.18%	16.17%	30.26%
Total Collat Liquidation (Collat Maturity)	8.18%	16.17%	30.26%
Prepay	45 CPR	30 CPR	20 CPR
Default	3.86 CDR	3.71 CDR	3.5 CDR
Loss Severity	100%	100%	100%
LIBOR	FWD	FWD	FWD
Servicer Advances	100%	100%	100%
Liquidation Lag	6	6	6
Triggers	Fail	Fail	Fail
Draw	15%	20%	25%
Optional Redemption	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

gphe0501 BE Analysis

Fortis

Settle 3/30/2005
First Payment 4/25/2005

M6					
WAL	17.88	13.69	19.66	19.63	17.91
Mod Durn 30360	9.16	7.96	9.50	8.83	11.42
Principal Writedown	0.12%	0.46%	2.45%	1.94%	2.20%
Total Collat Loss (Collat Maturity)	30.11%	14.34%	32.16%	31.39%	30.17%
Prepay	60 CPR	80 CPR	40 CPR	80 . . . CPR	60 CPR
Default	4.09 CDR	4.49 CDR	4.09 CDR	4.19 CDR	4.10 CDR
Loss Severity	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 300	FWD - 100
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail
Draw	75%	75%	75%	75%	75%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501 BE Analysis Fortis

Settle 3/30/2005
First Payment 4/25/2005

M7					
WAL	17.85	13.42	19.57	19.53	17.84
Mod Durn 30360	8.77	7.58	9.09	8.47	10.89
Principal Writedown	1.15%	0.17%	1.61%	0.06%	0.50%
Total Collat Loss (Collat Maturity)	27.14%	13.02%	29.36%	28.12%	27.34%
Prepay	60 CPR	80 CPR	40 CPR	80 . . . CPR	60 CPR
Default	3.62 CDR	4.04 CDR	3.67 CDR	3.67 CDR	3.65 CDR
Loss Severity	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 300	FWD - 100
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail
Draw	75%	75%	75%	75%	75%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501 BE Analysis

Fortis

Settle 3/30/2005
First Payment 4/25/2005

M8					
WAL	18.20	14.43	20.02	20.05	18.19
Mod Durn 30360	8.04	7.30	8.30	7.74	9.91
Principal Writedown	1.73%	2.88%	0.01%	1.05%	1.38%
Total Collat Loss (Collat Maturity)	24.66%	12.10%	26.95%	25.83%	24.86%
Prepay	60 CPR	80 CPR	40 CPR	80 . . . CPR	60 CPR
Default	3.24 CDR	3.73 CDR	3.32 CDR	3.32 CDR	3.27 CDR
Loss Severity	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 300	FWD - 100
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail
Draw	75%	75%	75%	75%	75%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501 BE Analysis

Fortis

Settle	3/30/2005
First Payment	4/25/2005

M6					
WAL	17.88	16.67	19.66	19.67	17.91
Mod Durn 30360	9.16	8.88	9.50	8.84	11.42
Principal Writedown	0.12%	0.38%	2.45%	2.51%	2.20%
Total Collat Loss (Collat Maturity)	30.28%	29.02%	32.24%	32.17%	30.34%
Prepay	60 CPR	80 CPR	40 CPR	80 . . . CPR	60 CPR
Default	4.09 CDR	4.1 CDR	4.09 CDR	4.08 CDR	4.10 CDR
Loss Severity	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 300	FWD - 100
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail
Draw	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501 BE Analysis

Fortis

Settle 3/30/2005
First Payment 4/25/2005

M7					
WAL	17.85	16.64	19.57	19.58	17.84
Mod Durn 30360	8.77	8.52	9.09	8.46	10.89
Principal Writedown	1.15%	0.89%	1.61%	2.03%	0.50%
Total Collat Loss (Collat Maturity)	27.29%	25.84%	29.43%	29.36%	27.49%
Prepay	60 CPR	80 CPR	40 CPR	80 . . . CPR	60 CPR
Default	3.62 CDR	3.58 CDR	3.67 CDR	3.66 CDR	3.65 CDR
Loss Severity	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 300	FWD - 100
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail
Draw	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501 BE Analysis — Fortis

Settle 3/30/2005
First Payment 4/25/2005

M8					
WAL	18.20	16.86	20.02	20.04	18.19
Mod Durn 30360	8.04	7.82	8.30	7.74	9.91
Principal Writedown	1.73%	2.04%	0.01%	0.40%	1.38%
Total Collat Loss (Collat Maturity)	24.79%	23.24%	27.02%	26.95%	24.99%
Prepay	60 CPR	80 CPR	40 CPR	80 . . . CPR	60 CPR
Default	3.24 CDR	3.17 CDR	3.32 CDR	3.31 CDR	3.27 CDR
Loss Severity	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 300	FWD - 100
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail
Draw	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501 BE Analysis

Fortis

Settle 3/30/2005
First Payment 4/25/2005

M6					
WAL	17.88	13.69	19.66	19.63	17.91
Mod Durn 30360	9.16	7.96	9.50	8.83	11.42
Principal Writedown	0.12%	0.46%	2.45%	1.94%	2.20%
Total Collat Loss (Collat Maturity)	30.11%	14.34%	32.16%	31.39%	30.17%
Prepay	60 CPR	80 CPR	40 CPR	80 . . . CPR	60 CPR
Default	4.09 CDR	4.49 CDR	4.09 CDR	4.19 CDR	4.10 CDR
Loss Severity	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 300	FWD - 100
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail
Draw	75%	75%	75%	75%	75%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

gphe0501 BE Analysis

Fortis

Settle	3/30/2005
First Payment	4/25/2005

M6					
WAL	6.45	3.73	10.90	8.80	6.46
Mod Durn 30360	4.87	3.12	6.97	5.80	5.39
Principal Writedown	0.03%	0.68%	0.86%	0.17%	0.46%
Total Collat Loss (Collat Maturity)	7.59%	5.68%	11.79%	6.84%	7.63%
Prepay	60 CPR	80 CPR	40 CPR	80 . . . CPR	60 CPR
Default	5.8 CDR	7.80 CDR	4.77 CDR	6.19 CDR	5.83 CDR
Loss Severity	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 300	FWD - 100
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail
Draw	15%	15%	15%	15%	15%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501 BE Analysis

Fortis

Settle	3/30/2005
First Payment	4/25/2005

M7					
WAL	6.40	3.68	10.78	8.80	6.39
Mod Durn 30360	4.72	3.04	6.71	5.63	5.21
Principal Writedown	0.81%	0.16%	1.56%	0.67%	0.28%
Total Collat Loss (Collat Maturity)	6.37%	4.47%	10.51%	5.59%	6.40%
Prepay	60 CPR	80 CPR	40 CPR	80 . . . CPR	60 CPR
Default	4.83 CDR	6.12 CDR	4.21 CDR	4.98 CDR	4.85 CDR
Loss Severity	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 300	FWD - 100
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail
Draw	15%	15%	15%	15%	15%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501 BE Analysis

Fortis

Settle	3/30/2005
First Payment	4/25/2005

M8					
WAL	6.75	3.92	11.33	9.44	6.73
Mod Durn 30360	4.69	3.10	6.47	5.55	5.19
Principal Writedown	0.79%	0.23%	0.13%	0.27%	0.35%
Total Collat Loss (Collat Maturity)	5.44%	3.58%	9.51%	4.64%	5.47%
Prepay	60 CPR	80 CPR	40 CPR	80 . . . CPR	60 CPR
Default	4.10 CDR	4.88 CDR	3.78 CDR	4.08 CDR	4.12 CDR
Loss Severity	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 300	FWD - 100
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail
Draw	15%	15%	15%	15%	15%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501 BE Analysis

Fortis

Settle 3/30/2005
First Payment 4/25/2005

M6					
WAL	6.45	3.73	10.90	8.80	6.46
Mod Durn 30360	4.87	3.12	6.97	5.80	5.39
Principal Writedown	0.03%	0.68%	0.86%	0.17%	0.46%
Total Collat Loss (Collat Maturity)	7.59%	5.68%	11.79%	6.84%	7.63%
Prepay	60 CPR	80 CPR	40 CPR	80 . . . CPR	60 CPR
Default	5.8 CDR	7.80 CDR	4.77 CDR	6.19 CDR	5.83 CDR
Loss Severity	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 300	FWD - 100
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail
Draw	15%	15%	15%	15%	15%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

gphe0501 BE Analysis

Terwin

Settle	3/30/2005
First Payment	4/25/2005

	M4	M7	M8	M4	M7	M8
WAL	5.76	6.38	6.72	17.29	17.84	18.19
Mod Durn 30360	4.83	5.04	5.01	10.81	10.11	9.22
Principal Writedown	0.45%	0.13%	0.04%	2.28%	0.54%	1.36%
Total Collat Loss (Collat Maturity)	9.66%	6.38%	5.45%	32.21%	26.85%	24.42%
Total Collat Liquidation (Collat Maturity)	9.66%	6.38%	5.45%	32.21%	26.85%	24.42%
Prepay	60 CPR	60 CPR	60 CPR	60 CPR	60 CPR	60 CPR
Default	7.49 CDR	4.84 CDR	4.11 CDR	4.52 CDR	3.64 CDR	3.26 CDR
Loss Severity	100%	100%	100%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD	FWD	FWD	FWD
Liquidation Lag	6	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Draw	15%	15%	15%	65%	65%	65%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

gphe0501 AIG

Settle	3/30/2005	LIBOR_1MO	2.850
First Payment	4/25/2005	PRIME	5.500

Prepay	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR
Draw	5%	5%	5%	15%	15%	15%	20%	20%	20%	35%	35%	35%
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)
M2												
WAL	6.89	4.07	2.74	9.15	4.40	3.15	11.51	4.80	3.40	12.91	7.22	4.05
M3												
WAL	6.89	3.98	2.65	9.15	4.38	3.09	11.51	4.80	3.38	12.91	7.22	3.95
M6												
WAL	6.89	3.81	2.39	9.15	4.33	2.77	11.51	4.78	3.05	12.91	7.22	3.76

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

gphe0501 BE Analysis

AIG

Settle	3/30/2005
First Payment	4/25/2005

	M3	M3	M3	M3	M3	M3
WAL	18.81	17.85	19.56	18.94	20.18	19.75
Principal Writedown	0.89%	0.70%	0.24%	1.17%	2.48%	1.53%
Total Collat Loss (Collat Maturity)	20.03%	25.74%	21.39%	28.77%	22.78%	32.09%
otal Collat Liquidation (Collat Maturity)	49.38%	63.55%	35.11%	47.27%	22.78%	32.09%
Prepay	30 CPR	30 CPR	30 CPR	30 CPR	30 CPR	30 CPR
Default	6.75 CDR	9.77 CDR	4.34 CDR	6.36 CDR	2.61 CDR	3.89 CDR
Loss Severity	40%	40%	60%	60%	100%	100%
LIBOR/PRIME	FWD/Flat	FWD + 200/Flat + 100	FWD/Flat	FWD + 200/Flat + 100	FWD/Flat	FWD + 200/Flat + 100
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Draw	50%	50%	50%	50%	50%	50%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

	M4	M4	M4	M4	M4	M4
WAL	19.26	18.30	19.94	19.24	20.44	20.01
Principal Writedown	0.41%	0.87%	0.95%	0.10%	1.44%	1.38%
Total Collat Loss (Collat Maturity)	18.02%	24.21%	19.17%	26.99%	20.28%	30.07%
otal Collat Liquidation (Collat Maturity)	44.40%	59.74%	31.47%	44.35%	20.28%	30.07%
Prepay	30 CPR	30 CPR	30 CPR	30 CPR	30 CPR	30 CPR
Default	5.85 CDR	8.88 CDR	3.8 CDR	5.84 CDR	2.29 CDR	3.60 CDR
Loss Severity	40%	40%	60%	60%	100%	100%
LIBOR/PRIME	FWD/Flat	FWD + 200/Flat + 100	FWD/Flat	FWD + 200/Flat + 100	FWD/Flat	FWD + 200/Flat + 100
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Draw	50%	50%	50%	50%	50%	50%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

gphe0501_BE Analysis

AIG

Settle 3/30/2005
First Payment 4/25/2005

	M3	M4	M3	M4
Price	100-00	100-00	100-00	100-00
WAL	12.32	12.29	17.09	17.55
Principal Writedown			0.62%	0.78%
Total Collat Loss (Collat Maturity)			29.44%	28.12%
Total Collat Liquidation (Collat Maturity)			72.77%	69.48%
Prepay	30 CPR	30 CPR	30 CPR	30 CPR
Default			12.24 CDR	11.30 CDR
Loss Severity			40%	40%
Servicer Advances			100%	100%
Liquidation Lag			6	6
Triggers			Fail	Fail
Draw	50%	50%	50%	50%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

gphe0501_BE Analysis

AIG

Settle 3/30/2005
First Payment 4/25/2005

M2									
WAL	11.73	6.94	4.30	14.92	7.97	4.83	18.21	13.33	6.32
Principal Writedown	0.25%	0.18%	0.17%	0.73%	0.14%	0.18%	1.15%	0.01%	0.20%
Total Collat Loss (Collat Maturity)	19.70%	14.68%	12.51%	23.99%	15.94%	12.92%	31.70%	22.24%	14.54%
Total Collat Liquidation (Collat Maturity)	48.85%	36.63%	31.26%	59.29%	39.74%	32.28%	78.17%	55.20%	36.30%
Prepay	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR
Default	16.97 CDR	23.3 CDR	31.90 CDR	14.89 CDR	20.85 CDR	29.48 CDR	13.19 CDR	15.56 CDR	23.65 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	40%	40%	40%
LIBOR/PRIME	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6
Delinq	100%	100%	100%	100%	100%	100%	100%	100%	100%
Draw	5%	5%	5%	15%	15%	15%	35%	35%	35%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501_BE Analysis

AIG

Settle	3/30/2005
First Payment	4/25/2005

M3									
WAL	11.43	6.81	4.21	14.39	7.79	4.74	17.69	12.78	6.20
Principal Writedown	0.19%	0.28%	0.09%	0.24%	0.26%	0.11%	0.16%	0.27%	0.25%
Total Collat Loss (Collat Maturity)	18.12%	12.85%	10.55%	22.54%	14.18%	10.99%	30.36%	20.69%	12.70%
Total Collat Liquidation (Collat Maturity)	44.90%	32.07%	26.37%	55.65%	35.34%	27.46%	74.81%	51.33%	31.71%
Prepay	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR
Default	14.84 CDR	19.49 CDR	26.04 CDR	13.34 CDR	17.69 CDR	24.17 CDR	12.14 CDR	13.84 CDR	19.78 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	40%	40%	40%
LIBOR/PRIME	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6
Delinq	100%	100%	100%	100%	100%	100%	100%	100%	100%
Draw	5%	5%	5%	15%	15%	15%	35%	35%	35%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501_BE Analysis

AIG

Settle 3/30/2005
First Payment 4/25/2005

M6									
WAL	13.80	8.47	5.37	17.31	9.57	5.89	19.88	15.95	7.45
Principal Writedown	0.33%	0.37%	0.67%	1.28%	0.47%	0.08%	1.86%	0.26%	0.14%
Total Collat Loss (Collat Maturity)	14.96%	9.32%	6.82%	19.55%	10.75%	7.29%	27.47%	17.51%	9.14%
Total Collat Liquidation (Collat Maturity)	36.99%	23.23%	17.04%	48.20%	26.76%	18.21%	67.61%	43.41%	22.81%
Prepay	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR
Default	11.17 CDR	13 CDR	15.82 CDR	10.6 CDR	12.31 CDR	14.98 CDR	10.17 CDR	10.78 CDR	13.16 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	40%	40%	40%
LIBOR/PRIME	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6
Delinq	100%	100%	100%	100%	100%	100%	100%	100%	100%
Draw	5%	5%	5%	15%	15%	15%	35%	35%	35%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501_BE Analysis

AIG

Settle 3/30/2005
First Payment 4/25/2005

M2									
WAL	13.45	7.88	4.83	17.19	9.01	5.41	20.08	15.74	7.00
Principal Writedown	0.82%	0.50%	0.15%	0.52%	0.38%	0.26%	2.34%	0.16%	0.60%
Total Collat Loss (Collat Maturity)	21.60%	15.36%	12.77%	26.94%	16.88%	13.25%	36.62%	24.50%	15.17%
Total Collat Liquidation (Collat Maturity)	35.60%	25.54%	21.27%	44.23%	28.01%	22.07%	60.02%	40.46%	25.23%
Prepay	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR
Default	10.59 CDR	14.59 CDR	20.3 CDR	9.33 CDR	13.04 CDR	18.67 CDR	8.41 CDR	9.77 CDR	14.86 CDR
Loss Severity	60%	60%	60%	60%	60%	60%	60%	60%	60%
LIBOR/PRIME	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6
Delinq	100%	100%	100%	100%	100%	100%	100%	100%	100%
Draw	5%	5%	5%	15%	15%	15%	35%	35%	35%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501_BE Analysis

AIG

Settle 3/30/2005
First Payment 4/25/2005

M3									
WAL	12.87	7.54	4.62	16.52	8.62	5.19	19.42	15.01	6.71
Principal Writedown	0.61%	0.19%	0.10%	0.98%	0.21%	0.21%	1.45%	1.14%	0.33%
Total Collat Loss (Collat Maturity)	19.83%	13.44%	10.77%	25.25%	14.99%	11.27%	35.00%	22.74%	13.24%
Total Collat Liquidation (Collat Maturity)	32.67%	22.34%	17.94%	41.43%	24.88%	18.77%	57.35%	37.56%	22.02%
Prepay	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR
Default	9.43 CDR	12.4 CDR	16.75 CDR	8.50 CDR	11.25 CDR	15.5 CDR	7.85 CDR	8.83 CDR	12.62 CDR
Loss Severity	60%	60%	60%	60%	60%	60%	60%	60%	60%
LIBOR/PRIME	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6
Delinq	100%	100%	100%	100%	100%	100%	100%	100%	100%
Draw	5%	5%	5%	15%	15%	15%	35%	35%	35%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501_BE Analysis

AIG

Settle 3/30/2005
First Payment 4/25/2005

M6									
WAL	15.04	9.03	5.64	18.73	10.26	6.20	21.18	16.89	7.88
Principal Writedown	1.36%	0.13%	0.13%	0.49%	0.24%	0.25%	1.63%	1.45%	0.05%
Total Collat Loss (Collat Maturity)	16.29%	9.72%	6.95%	21.75%	11.33%	7.47%	31.33%	19.14%	9.51%
Total Collat Liquidation (Collat Maturity)	26.80%	16.15%	11.57%	35.66%	18.78%	12.43%	51.28%	31.58%	15.81%
Prepay	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR
Default	7.31 CDR	8.5 CDR	10.37 CDR	6.93 CDR	8.05 CDR	9.82 CDR	6.68 CDR	7.05 CDR	8.62 CDR
Loss Severity	60%	60%	60%	60%	60%	60%	60%	60%	60%
LIBOR/PRIME	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6
Delinq	100%	100%	100%	100%	100%	100%	100%	100%	100%
Draw	5%	5%	5%	15%	15%	15%	35%	35%	35%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501_BE Analysis

AIG

Settle	3/30/2005
First Payment	4/25/2005

M2									
WAL	14.88	8.65	5.26	18.85	9.87	5.86	21.35	16.87	7.57
Principal Writedown	1.88%	0.69%	0.18%	2.26%	0.11%	0.57%	1.31%	2.92%	1.06%
Total Collat Loss (Collat Maturity)	23.29%	15.95%	12.98%	29.60%	17.67%	13.53%	41.59%	26.51%	15.69%
Total Collat Liquidation (Collat Maturity)	23.29%	15.95%	12.98%	29.60%	17.67%	13.53%	41.59%	26.51%	15.69%
Prepay	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR
Default	6.15 CDR	8.38 CDR	11.74 CDR	5.46 CDR	7.5 CDR	10.77 CDR	5.04 CDR	5.68 CDR	8.55 CDR
Loss Severity	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR/PRIME	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6
Delinq	100%	100%	100%	100%	100%	100%	100%	100%	100%
Draw	5%	5%	5%	15%	15%	15%	35%	35%	35%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501_BE Analysis

AIG

Settle 3/30/2005
First Payment 4/25/2005

M3									
WAL	14.01	8.16	4.95	18.01	9.31	5.55	20.66	16.32	7.14
Principal Writedown	0.03%	0.45%	0.08%	2.10%	0.08%	0.53%	1.59%	1.37%	0.27%
Total Collat Loss (Collat Maturity)	21.34%	13.95%	10.95%	27.70%	15.68%	11.51%	39.71%	24.55%	13.68%
Total Collat Liquidation (Collat Maturity)	21.34%	13.95%	10.95%	27.70%	15.68%	11.51%	39.71%	24.55%	13.68%
Prepay	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR
Default	5.54 CDR	7.21 CDR	9.77 CDR	5.03 CDR	6.55 CDR	9.03 CDR	4.75 CDR	5.18 CDR	7.34 CDR
Loss Severity	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR/PRIME	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6
Delinq	100%	100%	100%	100%	100%	100%	100%	100%	100%
Draw	5%	5%	5%	15%	15%	15%	35%	35%	35%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501_BE Analysis

AIG

Settle	3/30/2005
First Payment	4/25/2005

M6									
WAL	16.11	9.58	5.89	19.94	10.94	6.46	22.10	17.63	8.28
Principal Writedown	2.44%	2.33%	0.69%	3.06%	2.41%	0.32%	3.03%	3.52%	0.72%
Total Collat Loss (Collat Maturity)	17.51%	10.09%	7.06%	23.80%	11.85%	7.61%	35.38%	20.61%	9.82%
Total Collat Liquidation (Collat Maturity)	17.51%	10.09%	7.06%	23.80%	11.85%	7.61%	35.38%	20.61%	9.82%
Prepay	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR
Default	4.40 CDR	5.06 CDR	6.15 CDR	4.19 CDR	4.8 CDR	5.82 CDR	4.11 CDR	4.22 CDR	5.12 CDR
Loss Severity	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR/PRIME	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6
Delinq	100%	100%	100%	100%	100%	100%	100%	100%	100%
Draw	5%	5%	5%	15%	15%	15%	35%	35%	35%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

gphe0501_BE Analysis

AIG

Settle 3/30/2005
First Payment 4/25/2005

M4									
WAL	12.11	7.27	4.54	15.26	8.29	5.09	18.29	13.74	6.54
Principal Writedown	0.53%	0.11%	0.20%	0.77%	0.31%	0.12%	1.11%	0.44%	0.30%
Total Collat Loss (Collat Maturity)	16.68%	11.19%	8.78%	21.19%	12.57%	9.24%	29.12%	19.25%	11.02%
Total Collat Liquidation (Collat Maturity)	41.28%	27.91%	21.94%	52.27%	31.32%	23.08%	71.71%	47.72%	27.52%
Prepay	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR
Default	13.07 CDR	16.3 CDR	21.04 CDR	12.03 CDR	15.05 CDR	19.67 CDR	11.25 CDR	12.38 CDR	16.53 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	40%	40%	40%
LIBOR/PRIME	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Draw	5%	5%	5%	15%	15%	15%	35%	35%	35%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501_BE Analysis

AIG

Settle	3/30/2005
First Payment	4/25/2005

M4									
WAL	13.41	7.93	4.89	17.06	9.03	5.46	19.79	15.66	6.98
Principal Writedown	0.93%	0.50%	0.08%	0.55%	0.46%	0.27%	0.34%	0.99%	0.10%
Total Collat Loss (Collat Maturity)	18.22%	11.70%	8.96%	23.65%	13.28%	9.47%	33.42%	21.09%	11.48%
Total Collat Liquidation (Collat Maturity)	29.99%	19.44%	14.92%	38.79%	22.03%	15.77%	54.73%	34.82%	19.09%
Prepay	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR
Default	8.43 CDR	10.52 CDR	13.66 CDR	7.76 CDR	9.71 CDR	12.75 CDR	7.33 CDR	7.99 CDR	10.68 CDR
Loss Severity	60%	60%	60%	60%	60%	60%	60%	60%	60%
LIBOR/PRIME	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Draw	5%	5%	5%	15%	15%	15%	35%	35%	35%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

gphe0501_BE Analysis

AIG

Settle	3/30/2005
First Payment	4/25/2005

M4									
WAL	14.49	8.47	5.17	18.42	9.69	5.76	20.98	16.58	7.39
Principal Writedown	1.18%	0.60%	0.06%	1.90%	1.11%	0.45%	3.31%	1.06%	0.62%
Total Collat Loss (Collat Maturity)	19.59%	12.13%	9.10%	25.92%	13.90%	9.66%	37.92%	22.73%	11.87%
Total Collat Liquidation (Collat Maturity)	19.59%	12.13%	9.10%	25.92%	13.90%	9.66%	37.92%	22.73%	11.87%
Prepay	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR	20 CPR	40 CPR	60 CPR
Default	5.01 CDR	6.18 CDR	8.03 CDR	4.64 CDR	5.72 CDR	7.49 CDR	4.48 CDR	4.73 CDR	6.28 CDR
Loss Severity	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR/PRIME	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Draw	5%	5%	5%	15%	15%	15%	35%	35%	35%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

gphe0501 **PIMCO**

Settle	3/30/2005	LIBOR_1MO	2.85
First Payment	4/25/2005	PRIME	5.50

A1	
WAL	7.15
Principal Window	68 - 108
Prepay	**10 CPR**
Draw	**15%**
Optional Redemption	Call (Y)

GreenPoint Mortgage Funding Trust 2005-HE1

Marketing Materials

$1,037,904,000 (Approximate)

GreenPoint Mortgage Funding, Inc.
Servicer

Financial Asset Securities Corp.
Depositor

RBS Greenwich Capital

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS GREENWICH CAPITAL	
Asset-Backed Finance	
Patrick Leo	(203) 618-2952
Mike McKeever	(203) 618-2237
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160
Frank Skibo	(203) 625-6160

RATING AGENCIES	
Moody's	
Denise Persons	(212) 553-3661
S&P	
Kanika Bansal	(212) 438-1292
Fitch	
Peter Dizdar	(212) 908-0207

GreenPoint Mortgage Funding Trust 2005-HE1

$1,037,904,000 (Approximate, Subject to +/- 10% Variance)
Offered Notes

Class[1,3]	Principal Amount (Approx.)[1]	WAL (Yrs) Call/Maturity[2]	Pmt Window (Mths) Call/Maturity[2]	Tranche Type	Expected Ratings S&P/Moody's/Fitch
A-1	$462,000,000	0.80/0.80	1-21/1-21	Floating Rate Senior	AAA/Aaa/AAA
A-2	$112,000,000	2.00/2.00	21-28/21-28	Floating Rate Senior	AAA/Aaa/AAA
A-3	$195,000,000	3.50/3.50	28-63/28-63	Floating Rate Senior	AAA/Aaa/AAA
A-4	$73,664,000	5.76/6.21	63-71/63-93	Floating Rate Senior	AAA/Aaa/AAA
A-5	$23,940,000	5.90/9.16	71-71/93-137	Floating Rate Senior Mez	AAA/NR/AAA
M-1	$73,414,000	4.48/4.78	41-71/41-114	Floating Rate Subordinate	AA/NR/AA+
M-2	$13,832,000	4.40/4.68	40-71/40-104	Floating Rate Subordinate	AA-/NR/AA+
M-3	$21,811,000	4.38/4.64	39-71/39-102	Floating Rate Subordinate	A+/NR/AA
M-4	$19,683,000	4.35/4.59	39-71/39-97	Floating Rate Subordinate	A/NR/AA-
M-5	$10,640,000	4.33/4.54	38-71/38-91	Floating Rate Subordinate	A-/NR/A+
M-6	$10,640,000	4.33/4.50	38-71/38-88	Floating Rate Subordinate	BBB+/Baa2/A
M-7	$12,236,000	4.33/4.45	37-71/37-83	Floating Rate Subordinate	BBB/Baa3/BBB+
M-8	$9,044,000	4.30/4.35	37-71/37-77	Floating Rate Subordinate	BBB-/Ba1/BBB-
B-1[4]	$10,108,000	4.20/4.20	37-71/37-71	Floating Rate Subordinate	BB+/NR/BB+
B-2[4]	$5,320,000	3.92/3.92	37-60/37-60	Floating Rate Subordinate	BB/NR/BB
B-3[4]	$5,320,000	3.27/3.27	37-49/37-49	Floating Rate Subordinate	BB-/NR/NR
Total	**$1,058,652,000**				

(1) *The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class B-1, Class B-2 and Class B-3 Notes will be backed by cash flows from the Mortgage Loans. The principal balance of each Class of Notes is subject to a 10% variance.*

(2) *The WAL and Payment Windows are shown to the Optional Redemption Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *For each Payment Date, the interest rate for the Class A Notes will equal the lesser of (i) One-Month LIBOR plus the related margin (the margin doubles after the first possible Optional Redemption Date) and (ii) the Net WAC Cap (as defined herein). For each Payment Date, the interest rate for the Class M and Class B Notes will equal the lesser of (i) One-Month LIBOR plus the related margin (the margin multiplies by 1.5 after the first possible Optional Redemption Date) and (ii) the Net WAC Cap (as defined herein).*

(4) *The Class B-1, Class B-2 and Class B-3 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B-1, Class B-2 and Class B-3 Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.*

Depositor:	Financial Asset Securities Corp.
Servicer/Originator:	GreenPoint Mortgage Funding, Inc. ("***GreenPoint***"), a wholly owned subsidiary of North Fork Bank.
Lead Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***").
Co-Manager:	WaMu Capital Corp.
Trustee:	Deutsche Bank National Trust Company.
Rating Agencies:	Standard & Poor's ("***S&P***"), Moody's Investor Service ("***Moody's***"), and Fitch Ratings ("***Fitch***") will rate the Notes.
Cut-off Date:	March 1, 2005.
Expected Pricing Date:	On or about March [21], 2005.
Closing Date:	On or about March 30, 2005.
Payment Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in April 2005.
Notes:	The "***Senior Notes***" or "***Class A Notes***" will consist of the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Notes. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Notes will be referred to herein as the "***Class M Notes.***" The Senior Notes and Subordinate Notes are collectively referred to herein as the "***Offered Notes.***" The Offered Notes are being offered publicly. The Class B-1, Class B-2 and Class B-3 Notes (the "***Class B Notes***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Notes.***" The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Notes.***" The Trust will also issue three additional classes of certificates: the Class G Certificates, the Class C Certificates and the Class R Certificates, none of which will be offered publicly.
Accrued Interest:	The price to be paid by investors for the Notes will not include accrued interest (settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Payment Date with respect to the Notes will be the period beginning with the 25th day of the prior calendar month (or, in the case of the first Payment Date, the Closing Date) and ending on the 24th day of the month of such Payment Date (on a actual/360 basis).
Representations and Warranties:	The Seller and/or the Originator will make certain representations and warranties with respect to the Mortgage Loans as of the Closing Date, including, but not limited to, the following: (i) All Mortgage Loans were originated in compliance with all applicable laws, including, but not limited to, all applicable anti-predatory lending laws; and (ii) no Mortgage Loan is a High Cost Loan or a Covered Loan, as applicable (as such terms are defined in Standard & Poor's LEVELS Version 5.6 Glossary Revised, Appendix E).

Registration: The Offered Notes will be made available in book-entry form through DTC. It is anticipated that the Offered Notes will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Offered Notes will be treated as REMIC regular interests for federal tax income purposes.

ERISA Eligibility: The Offered Notes are expected to be eligible for purchase by employee benefit plans and other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Notes could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Treatment: The Offered Notes are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Redemption: The terms of the transaction will allow for a termination of the Notes, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Closing Date (the "***Optional Redemption Date***").

Pricing Prepayment Speed: The Notes will be priced on the following prepayment assumptions:
100% PPC - 40% CPR / 15% Draws

Initial Mortgage Loans: The Trust will consist of a group of home equity revolving credit line loans made under certain home equity revolving credit line loan agreements (the "***Mortgage Loans***"). As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans described herein is approximately $734,646,148. The Mortgage Loans will be secured by first or second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate, subject to a gross cap rate. Approximately 69.05% of the Mortgages Loans will be included in the Trust on the Closing Date (such Mortgage Loans, the "***Initial Mortgage Loans***").

Pre-funding Amount:

On the Closing Date, the Trust will deposit approximately $329,325,298 (the "***Pre-funding Amount***") into an account (the "***Pre-funding Account***"). Funds on deposit in the Pre-funding Account will be used from time to time to acquire "***Subsequent Mortgage Loans***" during the Pre-funding Period. It is expected that the composition and characteristics of the Subsequent Mortgage Loans will be similar to those of the Initial Mortgage Loans in all material respects.

The "***Pre-funding Period***" will commence on the Closing Date and end on the earlier of (i) the date on which the amount on deposit in the Pre-funding Account is less than $10,000 and (ii) June 27, 2005.

To the extent that the Trust does not fully use amounts on deposit in the Pre-funding Account to purchase Subsequent Mortgage Loans by June 27, 2005, the Trust will apply the remaining amounts as a prepayment of principal to the Offered Certificates on the immediately following Distribution Date in July 2005. Although no assurance is possible, it is not anticipated that a material amount of principal will be prepaid on the Notes from amounts in the Pre-funding Account.

The WAC on the Subsequent Mortgage Loans may be lower than the WAC on the Initial Mortgage Loans as a result of initial teaser periods, which is typically 3 months.

HELOC Amortization:

The Mortgage Loans included in the Trust will be adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "***Draw Period***") of five (5) or fifteen (15) years. HELOCs are interest only during the draw period. All draws that occur on the Mortgage Loans following the Cut-Off Date ("***Additional Balances***") will be funded by principal prepayments collected before any payments of principal are made on the Notes. In the event that draws in a particular period are greater than principal prepayments, GreenPoint Mortgage Funding, Inc. or the holder of the Class G Certificates will fund the difference (such difference, an "***Additional Balance Advance Amount***"). The party making an Additional Balance Advance Amount will be entitled to reimbursement therefore in the order of priority described under "Priority of Distributions." HELOCs are generally subject to a ten year repayment period following the end of the related Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/120 of the outstanding principal balance as of the end of such Draw Period. It is expected that approximately [99.95]% of the Initial Mortgage Loans included in the Trust will have a repayment period of 10 years.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Available Distribution Amount:

With respect to any Payment Date, an amount equal to the sum of the following amounts, net of amounts reimbursable therefrom to the servicer or used to fund Additional Balances:

1) Scheduled payments on the Mortgage Loans, after deduction of the servicing fees and trustee fees together with any advances with respect to the Mortgage Loans;
2) Unscheduled payments, including mortgagor prepayments in part on the Mortgage Loans, insurance proceeds, liquidation proceeds and subsequent recoveries, and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the preceding calendar month.

Note Interest Rate: The "***Note Interest Rate***" for each Class of Notes will be equal to the lesser of (i) One Month LIBOR plus the related margin and (ii) the Net WAC Cap Rate.

Net WAC Cap Rate: The "***Net WAC Cap Rate***" will be a rate equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans adjusted to reflect the related Interest Accrual Period.

Net Mortgage Rate: The "***Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Basis Risk Shortfall Carry-forward Amount: If on any Payment Date, the related Note Interest Rate for any Class of Notes is limited by the Net WAC Cap Rate, the "***Basis Risk Shortfall Carry-forward Amount***" for such Class will be equal to the sum of (i) the excess of (a) the amount of interest accrued at the related Note Interest Rate for such Class without giving effect to the related Net WAC Cap Rate over (b) the amount of interest accrued on such Class based on the related Net WAC Cap Rate and (ii) the unpaid portion of any Basis Risk Shortfall Carry-forward Amount from the prior Payment Date together with accrued interest on such unpaid portion at the related Note Interest Rate, for such Class, without giving effect to the related Net WAC Cap Rate. Any Basis Risk Shortfall Carry-forward Amount will be paid on such Payment Date or future Payment Dates to the extent of funds available, from any remaining Excess Cashflow as described under "Priority of Distributions".

Excess Cashflow: The ***"Excess Cashflow"*** for any Payment Date will be equal to the Available Distribution Amount remaining after making the distributions described in priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount: The "***Overcollateralization Amount***" on any date will be equal to the excess of (i) the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) any amounts on deposit in the Pre-Funding Account over (ii) the sum of (a) the aggregate Note principal balance of the Notes and (b) the aggregate principal balance of the Class G Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.50% of the sum of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and amounts on deposit in the Pre-Funding Account. To the extent the Overcollateralization Amount on any Payment Date is below the Required Overcollateralization Amount, Excess Cashflow will be directed to increase the Overcollateralization Amount until the Required Overcollateralization Amount is reached as described under "Priority of Distributions".

Required Overcollateralization Amount: The "***Required Overcollateralization Amount***" is equal to 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Stepdown Date: The earlier to occur of

- (i) the Payment Date on which the Note principal balance of the Senior Notes has been reduced to zero and
- (ii) the later to occur of
  - (x) the Payment Date occurring in April 2008 and
  - (y) the first Payment Date on which the Senior Enhancement Percentage is equal to or greater than 37.10%.

Senior Enhancement Percentage:

The "***Senior Enhancement Percentage***" for a Payment Date will be equal to (i) the sum of (a) the aggregate Note principal balance of the Mezzanine Notes and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Credit Enhancement Percentages:

Class	Initial Credit Enhancement Percentage	Expected Credit Enhancement Percentage On or After Stepdown Date
A	18.55%	37.10%
M-1	11.65%	23.30%
M-2	10.35%	20.70%
M-3	8.30%	16.60%
M-4	6.45%	12.90%
M-5	5.45%	10.90%
M-6	4.45%	8.90%
M-7	3.30%	6.60%
M-8	2.45%	4.90%
B-1	1.50%	3.00%
B-2	1.00%	2.00%
B-3	0.50%	1.00%

Trigger Event:

A "***Trigger Event***" will be in effect on any Payment Date on or after the Stepdown Date, if either (i) the 3 month average 60+ delinquency percentage equals or exceeds [10.75]% of the current Senior Enhancement Percentage or (ii) cumulative charge-off amounts as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Payment Date are greater than:

Payment Date	**Percentage**
April 2007 – March 2008	[1.75]% initially, plus 1/12th of [0.50]% for each month thereafter
April 2008 – March 2009	[2.25]% initially, plus 1/12th of [1.00]% for each month thereafter
April 2009 – March 2010	[3.25]% initially, plus 1/12th of [1.00]% for each month thereafter
April 2010 – March 2011	[4.25]% initially, plus 1/12th of [0.25]% for each month thereafter
April 2011 and thereafter	[4.50]%

Charge-offs:

Any charge-off amounts on the Mortgage Loans will be allocated, pro rata, based on outstanding principal balance, between the Notes and the Class G Certificates. Charge-offs allocated to the Notes will be allocated to the Class B-3, Class B-2, Class B-1, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2, Class M-1 and Class A-5 Notes in that order, in each case until the respective Note principal balance of such Class has been reduced to zero.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first, servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Notes, third, monthly interest to the Class M-1 Notes, fourth, monthly interest to the Class M-2 Notes, fifth, monthly interest to the Class M-3 Notes, sixth, monthly interest to the Class M-4 Notes, seventh, monthly interest to the Class M-5 Notes, eighth, monthly interest to the Class M-6 Notes, ninth, monthly interest to the Class M-7 Notes, tenth, monthly interest to the Class M-8 Notes, eleventh, monthly interest to the Class B-1 Notes, twelfth, monthly interest to the Class B-2 Notes, and thirteenth, monthly interest to the Class B-3 Notes.
2) Principal funds, as follows: to pay to the Class G Certificates an amount equal to unreimbursed Additional Balance Advance Amount in order to reimburse its advance to the Trust of that amount, then monthly principal to the Senior Notes, as described under "Principal Paydown", then monthly principal to the Class M-1 Notes as described under "Principal Paydown", then monthly principal to the Class M-2 Notes as described under "Principal Paydown", then monthly principal to the Class M-3 Notes as described under "Principal Paydown", then monthly principal to the Class M-4 Notes as described under "Principal Paydown", then monthly principal to the Class M-5 Notes as described under "Principal Paydown", then monthly principal to the Class M-6 Notes as described under "Principal Paydown", then monthly principal to the Class M-7 Notes as described under "Principal Paydown", then monthly principal to the Class M-8 Notes as described under "Principal Paydown", then monthly principal to the Class B-1 Notes as described under "Principal Paydown", then monthly principal to the Class B-2 Notes as described under "Principal Paydown", and lastly, monthly principal to the Class B-3 Notes as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Notes to replenish or maintain the Required Overcollateralization Amount, then any previously unpaid interest to the Class M-1 Notes, then any unpaid applied Charge-off Loss Amount to the Class M-1 Notes, then any previously unpaid interest to the Class M-2 Notes, then any unpaid applied Charge-off Loss Amount to the Class M-2 Notes, then any previously unpaid interest to the Class M-3 Notes, then any unpaid applied Charge-off Loss Amount to the Class M-3 Notes, then any previously unpaid interest to the Class M-4 Notes, then any unpaid applied Charge-off Loss Amount to the Class M-4 Notes, then any previously unpaid interest to the Class M-5 Notes, then any unpaid applied Charge-off Loss Amount to the Class M-5 Notes, then any previously unpaid interest to the Class M-6 Notes, then any unpaid applied Charge-off Loss Amount to the Class M-6 Notes, then any previously unpaid interest to the Class M-7 Notes, then any unpaid applied Charge-off Loss Amount to the Class M-7 Notes, then any previously unpaid interest to the Class M-8 Notes, then any unpaid applied Charge-off Loss Amount to the Class M-8 Notes, then any previously unpaid interest to the Class B-1 Notes, then any unpaid applied Charge-off Loss Amount to the Class B-1 Notes, then any previously unpaid interest to the Class B-2 Notes, then any unpaid applied Charge-off Loss Amount to the Class B-2 Notes, then any previously unpaid interest to the Class B-3 Notes and then any unpaid applied Charge-off Loss Amount to the Class B-3 Notes.

Principal Paydown:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of the principal available for payment on the Notes will be paid to the Senior Notes generally sequentially, provided, however if the Senior Notes have been retired, such principal will be paid sequentially in the following order of priority: i) the Class M-1 Notes, ii) the Class M-2 Notes, iii) the Class M-3 Notes, iv) the Class M-4 Notes, v) the Class M-5 Notes, vi) the Class M-6 Notes, vii) the Class M-7 Notes, viii) the Class M-8 Notes, ix) the Class B-1 Notes, x) the Class B-2 Notes, and then xi) the Class B-3 Notes.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, all the Notes will be entitled to receive payments of principal in the following order of priority: first to the Senior Notes, generally sequentially, based on the principal collected after the application thereof to fund Additional Balances, if any, such that the Senior Notes will have at least 37.10% credit enhancement, second to the Class M-1 Notes such that the Class M-1 Notes will have at least 23.30% credit enhancement, third to the Class M-2 Notes such that the Class M-2 Notes will have at least 20.70% credit enhancement, fourth to the Class M-3 Notes such that the Class M-3 Notes will have at least 16.60% credit enhancement, fifth, to the Class M-4 Notes such that the Class M-4 Notes will have at least 12.90% credit enhancement, sixth, to the Class M-5 Notes such that the Class M-5 Notes will have at least 10.90% credit enhancement, seventh, to the Class M-6 Notes such that the Class M-6 Notes will have at least 8.90% credit enhancement, eighth, to the Class M-7 Notes such that the Class M-7 Notes will have at least 6.60% credit enhancement, ninth, to the Class M-8 Notes such that the Class M-8 Notes will have at least 4.90% credit enhancement, tenth, to the Class B-1 Notes such that the Class B-1 Notes will have at least 3.00% credit enhancement, eleventh, to the Class B-2 Notes such that the Class B-2 Notes will have at least 2.00% credit enhancement, and twelfth, to the Class B-3 Notes such that the Class B-3 Notes will have at least 1.00% credit enhancement (subject, in each case, to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.


RBS Greenwich Capital

Weighted Average Life Tables

Class A-1 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	3.53	1.40	0.80	0.55	0.40
MDUR (yr) @ 100-00	3.27	1.34	0.78	0.53	0.39
Principal Window Begin	1	1	1	1	1
Principal Window End	68	36	21	14	10

Class A-1 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	3.53	1.40	0.80	0.55	0.40
MDUR (yr) @ 100-00	3.27	1.34	0.78	0.53	0.39
Principal Window Begin	1	1	1	1	1
Principal Window End	68	36	21	14	10

Class A-2 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	6.07	3.60	2.00	1.33	0.95
MDUR (yr) @ 100-00	5.47	3.36	1.92	1.29	0.93
Principal Window Begin	68	36	21	14	10
Principal Window End	79	53	28	19	13

Class A-2 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	6.07	3.60	2.00	1.33	0.95
MDUR (yr) @ 100-00	5.47	3.36	1.92	1.29	0.93
Principal Window Begin	68	36	21	14	10
Principal Window End	79	53	28	19	13

Class A-3 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	8.27	5.59	3.50	1.98	1.41
MDUR (yr) @ 100-00	7.19	5.06	3.26	1.89	1.36
Principal Window Begin	79	53	28	19	13
Principal Window End	129	86	63	30	22

Class A-3 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	8.27	5.59	3.50	1.98	1.41
MDUR (yr) @ 100-00	7.19	5.06	3.26	1.89	1.36
Principal Window Begin	79	53	28	19	13
Principal Window End	129	86	63	30	22

Class A-4 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	12.03	7.88	5.76	2.83	1.97
MDUR (yr) @ 100-00	9.84	6.86	5.19	2.66	1.88
Principal Window Begin	129	86	63	30	22
Principal Window End	149	97	71	54	26

Class A-4 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	13.18	8.53	6.21	2.88	1.97
MDUR (yr) @ 100-00	10.57	7.34	5.55	2.71	1.88
Principal Window Begin	129	86	63	30	22
Principal Window End	198	129	93	71	26

Class A-5 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	12.40	8.07	5.90	4.49	2.24
MDUR (yr) @ 100-00	10.09	7.01	5.30	4.12	2.13
Principal Window Begin	149	97	71	54	26
Principal Window End	149	97	71	54	28

Class A-5 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	18.56	12.95	9.16	6.93	2.24
MDUR (yr) @ 100-00	13.76	10.40	7.80	6.11	2.13
Principal Window Begin	198	129	93	71	26
Principal Window End	256	193	137	103	28

Class M-1 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.15	6.07	4.48	4.42	3.09
MDUR (yr) @ 100-00	7.73	5.40	4.09	4.06	2.89
Principal Window Begin	74	44	41	49	28
Principal Window End	149	97	71	54	38

Class M-1 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.80	6.51	4.78	4.94	4.33
MDUR (yr) @ 100-00	8.12	5.71	4.32	4.48	3.96
Principal Window Begin	74	44	41	49	28
Principal Window End	230	162	114	86	79

Class M-2 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.15	6.07	4.40	4.08	3.15
MDUR (yr) @ 100-00	7.71	5.39	4.01	3.76	2.95
Principal Window Begin	74	44	40	47	38
Principal Window End	149	97	71	54	38

Class M-2 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.77	6.48	4.68	4.29	3.48
MDUR (yr) @ 100-00	8.08	5.68	4.23	3.93	3.23
Principal Window Begin	74	44	40	47	39
Principal Window End	215	146	104	79	61

Class M-3 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.15	6.07	4.38	3.93	3.09
MDUR (yr) @ 100-00	7.63	5.35	3.97	3.60	2.88
Principal Window Begin	74	44	39	44	36
Principal Window End	149	97	71	54	38

Class M-3 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.75	6.46	4.64	4.13	3.28
MDUR (yr) @ 100-00	7.99	5.62	4.17	3.77	3.04
Principal Window Begin	74	44	39	44	36
Principal Window End	211	142	102	77	60

Class M-4 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.15	6.07	4.35	3.79	2.92
MDUR (yr) @ 100-00	7.59	5.33	3.94	3.47	2.73
Principal Window Begin	74	44	39	42	33
Principal Window End	149	97	71	54	38

Class M-4 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.71	6.42	4.59	3.97	3.10
MDUR (yr) @ 100-00	7.92	5.57	4.12	3.62	2.88
Principal Window Begin	74	44	39	42	33
Principal Window End	204	135	97	73	57

Class M-5 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.15	6.07	4.33	3.70	2.83
MDUR (yr) @ 100-00	7.55	5.31	3.91	3.39	2.64
Principal Window Begin	74	44	38	41	32
Principal Window End	149	97	71	54	38

Class M-5 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.66	6.37	4.54	3.86	2.99
MDUR (yr) @ 100-00	7.85	5.52	4.07	3.52	2.77
Principal Window Begin	74	44	38	41	32
Principal Window End	195	126	91	69	53

Class M-6 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.15	6.07	4.33	3.65	2.77
MDUR (yr) @ 100-00	7.38	5.23	3.86	3.31	2.57
Principal Window Begin	74	44	38	40	32
Principal Window End	149	97	71	54	38

Class M-6 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.61	6.33	4.50	3.78	2.91
MDUR (yr) @ 100-00	7.64	5.40	3.99	3.42	2.68
Principal Window Begin	74	44	38	40	32
Principal Window End	189	121	88	67	51

Class M-7 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.15	6.07	4.33	3.60	2.72
MDUR (yr) @ 100-00	7.17	5.12	3.80	3.23	2.49
Principal Window Begin	74	44	37	39	31
Principal Window End	149	97	71	54	38

Class M-7 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.51	6.26	4.45	3.70	2.81
MDUR (yr) @ 100-00	7.36	5.24	3.89	3.30	2.57
Principal Window Begin	74	44	37	39	31
Principal Window End	182	115	83	63	47

Class M-8 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.15	6.07	4.30	3.56	2.67
MDUR (yr) @ 100-00	6.71	4.88	3.64	3.10	2.39
Principal Window Begin	74	44	37	38	30
Principal Window End	149	97	71	54	38

Class M-8 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	9.27	6.14	4.35	3.59	2.71
MDUR (yr) @ 100-00	6.77	4.92	3.67	3.12	2.42
Principal Window Begin	74	44	37	38	30
Principal Window End	166	106	77	59	42

Class B-1 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	8.90	5.94	4.20	3.41	2.57
MDUR (yr) @ 100-00	6.59	4.80	3.57	2.99	2.31
Principal Window Begin	74	44	37	37	29
Principal Window End	148	97	71	53	38

Class B-1 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	8.90	5.94	4.20	3.41	2.57
MDUR (yr) @ 100-00	6.59	4.80	3.57	2.99	2.31
Principal Window Begin	74	44	37	37	29
Principal Window End	148	97	71	53	38

Class B-2 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	8.30	5.58	3.92	3.12	2.40
MDUR (yr) @ 100-00	6.29	4.57	3.37	2.76	2.17
Principal Window Begin	74	44	37	37	29
Principal Window End	123	82	60	42	30

Class B-2 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	8.30	5.58	3.92	3.12	2.40
MDUR (yr) @ 100-00	6.29	4.57	3.37	2.76	2.17
Principal Window Begin	74	44	37	37	29
Principal Window End	123	82	60	42	30

Class B-3 Notes to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	7.23	4.84	3.27	3.07	2.40
MDUR (yr) @ 100-00	5.66	4.06	2.88	2.72	2.17
Principal Window Begin	74	44	37	37	29
Principal Window End	104	71	49	37	29

Class B-3 Notes to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	7.23	4.84	3.27	3.07	2.40
MDUR (yr) @ 100-00	5.66	4.06	2.88	2.72	2.17
Principal Window Begin	74	44	37	37	29
Principal Window End	104	71	49	37	29

Effective Available Funds Schedule for The Notes

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [2] (%)	Period	NWC [1] (%)	NWC [2] (%)	Period	NWC [1] (%)	NWC [2] (%)
1	N/A	N/A	28	6.97	17.45	55	6.97	17.45
2	6.55	13.76	29	6.75	16.89	56	6.75	16.89
3	6.64	16.23	30	6.75	16.89	57	6.97	17.45
4	6.97	17.45	31	6.97	17.45	58	6.75	16.89
5	6.75	16.89	32	6.75	16.89	59	6.74	16.89
6	6.75	16.89	33	6.97	17.45	60	7.46	18.70
7	6.97	17.45	34	6.75	16.89	61	6.74	16.89
8	6.75	16.89	35	6.75	16.89	62	6.96	17.46
9	6.97	17.45	36	7.21	18.06	63	6.73	16.89
10	6.75	16.89	37	6.75	16.89	64	6.95	17.46
11	6.75	16.89	38	6.97	17.45	65	6.73	16.89
12	7.47	18.70	39	6.75	16.89	66	6.72	16.89
13	6.75	16.89	40	6.97	17.45	67	6.94	17.46
14	6.97	17.45	41	6.75	16.89	68	6.72	16.89
15	6.75	16.89	42	6.75	16.89	69	6.94	17.46
16	6.97	17.45	43	6.97	17.45	70	6.71	16.89
17	6.75	16.89	44	6.75	16.89	71	6.71	16.89
18	6.75	16.89	45	6.97	17.45	72		
19	6.97	17.45	46	6.75	16.89	73		
20	6.75	16.89	47	6.75	16.89	74		
21	6.97	17.45	48	7.47	18.70	75		
22	6.75	16.89	49	6.75	16.89	76		
23	6.75	16.89	50	6.97	17.45	77		
24	7.47	18.70	51	6.75	16.89	78		
25	6.75	16.89	52	6.97	17.45	79		
26	6.97	17.45	53	6.75	16.89			
27	6.75	16.89	54	6.75	16.89			

(1) Assumes 1mLIBOR stays at 2.850% and Prime stays at 5.500% and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and Prime increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

EXCESS SPREAD (1,2)

Period	FWD 1 Month LIBOR %	FWD PRIME Rate%	w/Static Indices (%)	w/FWD Indices (%)	Period	FWD 1 Month LIBOR %	FWD PRIME Rate %	w/Static Indices (%)	w/FWD Indices (%)
1	2.850	5.500	2.196	2.196	46	4.877	7.646	3.438	3.525
2	3.013	5.686	3.412	3.378	47	4.894	7.664	3.441	3.529
3	3.204	5.887	3.498	3.501	48	4.913	7.684	4.166	4.482
4	3.347	6.037	3.826	3.869	49	4.929	7.700	3.445	3.535
5	3.500	6.198	3.595	3.624	50	4.937	7.709	3.672	3.836
6	3.636	6.342	3.588	3.621	51	4.945	7.717	3.449	3.543
7	3.760	6.472	3.806	3.873	52	4.952	7.725	3.676	3.844
8	3.877	6.595	3.574	3.612	53	4.958	7.732	3.453	3.551
9	3.979	6.702	3.791	3.871	54	4.964	7.737	3.455	3.554
10	4.061	6.789	3.558	3.603	55	4.969	7.743	3.683	3.856
11	4.129	6.859	3.551	3.595	56	4.973	7.747	3.460	3.563
12	4.196	6.930	4.266	4.461	57	4.976	7.751	3.687	3.866
13	4.257	6.994	3.534	3.583	58	4.979	7.754	3.465	3.574
14	4.298	7.037	3.751	3.850	59	4.981	7.756	3.468	3.579
15	4.338	7.079	3.517	3.568	60	4.983	7.758	4.192	4.540
16	4.376	7.119	3.733	3.837	61	4.990	7.764	3.472	3.588
17	4.412	7.157	3.499	3.552	62	5.002	7.777	3.699	3.892
18	4.451	7.198	3.489	3.544	63	5.013	7.790	3.477	3.593
19	4.486	7.235	3.704	3.817	64	5.025	7.802	3.705	3.888
20	4.509	7.259	3.469	3.526	65	5.036	7.814	3.488	3.590
21	4.533	7.285	3.683	3.800	66	5.048	7.825	3.495	3.590
22	4.566	7.319	3.449	3.509	67	5.058	7.837	3.727	3.890
23	4.583	7.337	3.439	3.500	68	5.069	7.848	3.512	3.595
24	4.550	7.302	4.153	4.400	69	5.079	7.859	3.745	3.896
25	4.537	7.289	3.419	3.480	70	5.089	7.869	3.531	3.603
26	4.578	7.332	3.634	3.755	71	5.099	7.880	3.541	3.609
27	4.617	7.373	3.398	3.462					
28	4.654	7.411	3.612	3.738					
29	4.687	7.447	3.376	3.444					
30	4.718	7.479	3.366	3.434					
31	4.745	7.508	3.580	3.715					
32	4.769	7.532	3.344	3.415					
33	4.788	7.553	3.557	3.696					
34	4.803	7.568	3.321	3.394					
35	4.813	7.579	3.309	3.383					
36	4.818	7.584	3.761	3.976					
37	4.820	7.586	3.283	3.359					
38	4.821	7.588	3.584	3.729					
39	4.823	7.590	3.387	3.466					
40	4.826	7.593	3.625	3.772					
41	4.830	7.597	3.409	3.490					
42	4.836	7.603	3.415	3.496					
43	4.843	7.610	3.646	3.796					
44	4.852	7.620	3.427	3.510					
45	4.863	7.632	3.657	3.812					

(1) Assumes the Pricing Prepayment Speed.
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing and servicing fees), less total interest on the Offered Certificates and Class B Certificates divided by (b) collateral balance as of the beginning period and (c) times 12.

BREAKEVEN LOSSES

Class	M1	**M2**	**M3**	**M4**	**M5**	**M6**
Rating (SM/F)	AA/NR/AA+	AA-/NR/AA+	A+/NR/AA	A/NR/AA-	A-/NR/A+	BBB+/Baa2/A
Default	8.12 CDR	7.5 CDR	6.55 CDR	5.72 CDR	5.26 CDR	4.79 CDR
Collateral Loss	18.92%	17.67%	15.68%	13.90%	12.88%	11.83%

Class	M7	**M8**	**B1**	**B2**	**B3**
Rating (S/M/F)	BBB/Baa3/BBB+	BBB-/Ba1/BBB-	BB+/Ba3/BB+	BB/NR/BB	BB-/NR/NR
Default	4.23 CDR	3.81 CDR	3.37 CDR	3.17 CDR	2.82 CDR
Collateral Loss	10.55%	9.58%	8.54%	8.06%	7.22%

Assumptions
6 Month Delay
100% Severity
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

GreenPoint Mortgage Pass-Through Notes
Series 2005-HE1
Mortgage Loans
Preliminary Collateral Information
As of March 1, 2005

		Minimum	Maximum
Scheduled Principal Balance	$734,646,148	-$1	$645,180
Average Scheduled Principal Balance	$55,162		
Number of Mortgage Loans	13,318		
Weighted Average Gross Coupon	7.158%	4.000%	12.500%
Weighted Average FICO Score	711	601	819
Weighted Average Combined Original LTV by Line Amount	87.23%	8.00%	100.00%
Weighted Average Original Term	199 months	180 months	300 months
Weighted Average Stated Remaining Term	193 months	112 months	296 months
Weighted Average Seasoning	6 months	4 months	68 months
Utilization Rate	83.67%		
Weighted Average Gross Margin	1.911%	0.000%	7.250%
Weighted Average Minimum Interest Rate	1.911%	0.000%	7.250%
Weighted Average Maximum Interest Rate	17.954%	12.000%	18.000%
Weighted Average Months to Roll	1 months	1 months	1 months
Maturity Date		Jun 25 2014	Aug 15 2034
Maximum Zip Code Concentration	0.39%	92592 (Temecula, CA)	
Draw/Amort Period/Teaser Period/Index Frequency			
HELOC 1st 5YR/10YR IO	0.93%		
HELOC 2nd 15YR/10YR 3MO/1MO IO	15.46%		
HELOC 2nd 15YR/10YR IO	0.01%		
HELOC 2nd 5YR/10YR 1MO/1MO IO	0.13%		
HELOC 2nd 5YR/10YR 3MO/1MO	0.05%		
HELOC 2nd 5YR/10YR 3MO/1MO IO	49.77%		
HELOC 2nd 5YR/10YR IO	33.59%		
HELOC 2nd 5YR/20YR 3MO/1MO IO	0.05%		
Interest Only (during the Draw Period only)	99.95%		
Not Interest Only	0.05%		
First Lien	0.64%		
Second Lien	99.36%		


RBS Greenwich Capital

Full Documentation	24.28%
NID/NAD	0.01%
No Income Verification	0.30%
Stated Documentation	1.10%
Stated Income	74.31%
Cash Out Refinance	50.38%
Purchase	42.61%
Rate/Term Refinance	7.01%
Commercial	0.00%
Condo High-Rise	1.00%
Condo Low-Rise	7.08%
Condo Mid-Rise	0.46%
Condo Site	0.31%
Duplex	4.61%
Fourplex	2.67%
PUD	19.42%
Single Family Attached	1.77%
Single Family Detached	60.92%
Triplex	1.77%
Non-owner	18.54%
Primary	79.32%
Second Home	2.14%
Top 5 States:	
California	59.57%
New York	4.58%
Washington	3.21%
Arizona	3.19%
Florida	2.81%

Product Draw/Amort Period/Teaser Per./Index Freq.	**Current Principal Balance**	**# of Loans**	**Pct by Curr Prin Bal**	**Average Balance**	**Weighted Average Gross Coupon**	**Weighted Average Stated Remaining Term**	**Weighted Average FICO**	**Weighted Average Combined Orig LTV**
HELOC 1st 5YR/10YR IO	6,853,699	47	0.93%	145,823	6.273	173	720	70.63
HELOC 2nd 15YR/10YR 3MO/1MO IO	113,600,518	1,756	15.46%	64,693	6.360	295	702	82.04
HELOC 2nd 15YR/10YR IO	100,000	1	0.01%	100,000	7.750	294	688	90.00
HELOC 2nd 5YR/10YR	0	1	0.00%	0	7.000	0	710	72.76
HELOC 2nd 5YR/10YR 1MO/1MO IO	978,598	36	0.13%	27,183	6.865	175	730	91.36
HELOC 2nd 5YR/10YR 3MO/1MO	370,124	7	0.05%	52,875	8.556	115	681	64.86
HELOC 2nd 5YR/10YR 3MO/1MO IO	365,640,563	5,447	49.77%	67,127	6.864	175	705	85.97
HELOC 2nd 5YR/10YR IO	246,739,910	6,020	33.59%	40,987	7.985	174	723	91.98
HELOC 2nd 5YR/20YR 3MO/1MO IO	362,737	3	0.05%	120,912	6.211	293	744	82.75
Total	**734,646,148**	**13,318**	**100.00%**	**55,162**	**7.158**	**193**	**711**	**87.23**

Current Principal Balance	**Current Principal Balance**	**# of Loans**	**Pct by Curr Prin Bal**	**Average Balance**	**Weighted Average Gross Coupon**	**Weighted Average Stated Remaining Term**	**Weighted Average FICO**	**Weighted Average Combined Orig LTV**
<= 0.00	-1	455	0.00%	0	9.500	175	704	90.00
0.01 - 50,000.00	202,977,720	7,391	27.63%	27,463	7.546	188	711	90.05
50,000.01 - 100,000.00	288,959,242	3,934	39.33%	73,452	7.223	192	709	88.81
100,000.01 - 150,000.00	107,371,968	871	14.62%	123,274	6.950	197	713	87.72
150,000.01 - 200,000.00	95,528,120	529	13.00%	180,582	6.701	202	708	81.70
200,000.01 - 250,000.00	11,859,571	52	1.61%	228,069	6.366	195	728	76.24
250,000.01 - 300,000.00	15,397,516	54	2.10%	285,139	6.322	197	729	73.67
300,000.01 - 350,000.00	4,276,218	13	0.58%	328,940	6.519	203	713	80.63
350,000.01 - 400,000.00	4,249,789	11	0.58%	386,344	6.457	185	725	69.84
400,000.01 - 450,000.00	425,330	1	0.06%	425,330	5.250	172	710	75.00
450,000.01 - 500,000.00	2,453,051	5	0.33%	490,610	6.503	197	728	63.51
500,000.01 - 550,000.00	502,445	1	0.07%	502,445	6.750	172	724	8.00
600,000.01 - 650,000.00	645,180	1	0.09%	645,180	5.250	171	730	75.01
Total	**734,646,148**	**13,318**	**100.00%**	**55,162**	**7.158**	**193**	**711**	**87.23**

Current Gross Rate	Current Principal Balance	# of Loans	Pct by Curr Prin Bal	Average Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average FICO	Weighted Average Combined Orig LTV
4.000 - 4.499	872,156	20	0.12%	43,608	4.000	225	689	89.01
5.000 - 5.499	32,847,983	449	4.47%	73,158	5.252	236	736	82.20
5.500 - 5.999	67,033,595	1,032	9.12%	64,955	5.657	218	728	81.65
6.000 - 6.499	93,524,082	1,130	12.73%	82,765	6.164	208	719	81.28
6.500 - 6.999	117,777,457	1,685	16.03%	69,898	6.656	191	714	85.89
7.000 - 7.499	97,218,896	1,653	13.23%	58,814	7.143	192	698	85.96
7.500 - 7.999	119,667,701	2,316	16.29%	51,670	7.622	184	708	90.28
8.000 - 8.499	121,648,937	2,702	16.56%	45,022	8.115	178	711	93.18
8.500 - 8.999	49,717,204	1,268	6.77%	39,209	8.606	179	694	91.18
9.000 - 9.499	23,580,244	725	3.21%	32,524	9.142	177	696	90.38
9.500 - 9.999	7,893,782	241	1.07%	32,754	9.615	177	678	88.91
10.000 -10.499	2,000,558	66	0.27%	30,311	10.082	174	671	88.70
10.500 -10.999	656,411	25	0.09%	26,256	10.599	187	654	88.44
11.000 -11.499	141,432	5	0.02%	28,286	11.175	175	657	88.50
12.500 -12.999	65,709	1	0.01%	65,709	12.500	170	642	89.19
Total	**734,646,148**	**13,318**	**100.00%**	**55,162**	**7.158**	**193**	**711**	**87.23**

Stated Remaining Term (months)	Current Principal Balance	# of Loans	Pct by Curr Prin Bal	Average Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average FICO	Weighted Average Combined Orig LTV
61-120	370,124	8	0.05%	46,265	8.556	115	681	64.86
121-180	620,212,770	11,550	84.42%	53,698	7.303	174	712	88.20
241-300	114,063,255	1,760	15.53%	64,809	6.361	295	702	82.05
Total	**734,646,148**	**13,318**	**100.00%**	**55,162**	**7.158**	**193**	**711**	**87.23**

Combined Original LTV	Current Principal Balance	# of Loans	Pct by Curr Prin Bal	Average Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average FICO	Weighted Average Combined Orig LTV
0.01- 49.99	9,225,088	119	1.26%	77,522	6.525	203	724	38.72
50.00- 54.99	5,742,507	71	0.78%	80,880	6.443	202	728	52.49
55.00- 59.99	8,980,309	101	1.22%	88,914	6.494	200	716	57.74
60.00- 64.99	13,057,526	153	1.78%	85,343	6.663	202	711	62.56
65.00- 69.99	20,316,253	233	2.77%	87,194	6.612	206	707	67.89
70.00- 74.99	29,814,835	358	4.06%	83,282	6.743	209	704	72.52
75.00- 79.99	62,310,813	739	8.48%	84,318	6.691	207	704	77.96
80.00	20,622,266	290	2.81%	71,111	6.662	192	713	80.00
80.01- 84.99	38,667,813	586	5.26%	65,986	7.145	208	699	83.14
85.00- 89.99	135,443,388	2,497	18.44%	54,242	6.946	204	704	88.57
90.00- 94.99	236,877,951	5,388	32.24%	43,964	7.220	187	711	91.82
95.00- 99.99	71,196,249	1,445	9.69%	49,271	7.564	178	715	96.09
100.00	82,391,151	1,338	11.22%	61,578	8.014	175	727	100.00
Total	**734,646,148**	**13,318**	**100.00%**	**55,162**	**7.158**	**193**	**711**	**87.23**

State	Current Principal Balance	# of Loans	Pct by Curr Prin Bal	Average Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average FICO	Weighted Average Combined Orig LTV
Arizona	23,449,663	701	3.19%	33,452	7.257	189	716	89.54
California	437,623,684	5,833	59.57%	75,025	7.081	196	709	85.14
Colorado	20,137,344	515	2.74%	39,102	7.329	182	715	92.14
Connecticut	5,577,215	119	0.76%	46,867	7.090	175	713	88.38
Delaware	579,192	20	0.08%	28,960	7.392	185	705	91.50
District of Columbia	2,452,655	46	0.33%	53,319	7.366	190	701	90.39
Florida	20,659,504	539	2.81%	38,329	7.190	191	715	89.10
Georgia	15,630,058	534	2.13%	29,270	7.516	183	716	93.66
Idaho	2,626,900	93	0.36%	28,246	7.560	186	718	91.56
Illinois	15,557,946	398	2.12%	39,090	7.383	184	711	90.92
Indiana	418,263	21	0.06%	19,917	7.762	183	719	93.71
Iowa	267,980	10	0.04%	26,798	8.308	181	712	96.28
Kansas	842,673	32	0.11%	26,334	7.597	178	706	93.83
Kentucky	282,206	9	0.04%	31,356	7.739	181	703	95.95
Louisiana	52,158	3	0.01%	17,386	9.250	174	717	90.00
Maine	191,153	5	0.03%	38,231	6.575	174	696	90.76
Maryland	13,955,099	272	1.90%	51,306	7.110	202	705	90.19
Massachusetts	14,769,790	259	2.01%	57,026	7.057	195	720	86.21
Michigan	6,861,707	188	0.93%	36,498	7.442	186	705	92.82
Minnesota	4,502,083	110	0.61%	40,928	7.496	178	711	93.04
Mississippi	51,975	3	0.01%	17,325	8.170	174	723	95.48
Missouri	1,292,137	53	0.18%	24,380	7.796	182	718	91.56
Montana	2,168,483	55	0.30%	39,427	7.294	193	743	93.38
Nebraska	172,200	6	0.02%	28,700	7.889	174	725	97.52
Nevada	19,584,152	414	2.67%	47,305	7.155	199	714	89.75
New Hampshire	1,568,901	37	0.21%	42,403	7.482	178	705	90.85
New Jersey	5,032,285	108	0.68%	46,595	7.032	188	708	86.87
New Mexico	1,041,828	34	0.14%	30,642	7.524	181	721	93.65
New York	33,639,956	580	4.58%	58,000	6.977	198	713	85.61
North Carolina	5,687,043	233	0.77%	24,408	7.613	182	707	93.11
North Dakota	29,916	3	0.00%	9,972	8.750	173	685	89.69
Ohio	8,109,376	280	1.10%	28,962	7.475	184	715	94.19
Oklahoma	304,567	13	0.04%	23,428	7.776	180	724	95.96
Oregon	12,384,760	342	1.69%	36,213	7.565	183	717	92.55
Pennsylvania	6,063,843	198	0.83%	30,625	7.256	193	706	90.62
Rhode Island	1,579,265	31	0.21%	50,944	6.916	179	719	84.20
South Carolina	2,524,396	84	0.34%	30,052	7.307	180	712	91.04
South Dakota	53,200	3	0.01%	17,733	9.250	174	709	93.10
Tennessee	1,309,662	61	0.18%	21,470	7.817	175	718	91.48
Utah	6,490,954	188	0.88%	34,526	7.338	185	718	92.87
Virginia	15,057,528	296	2.05%	50,870	7.089	191	716	91.93
Washington	23,584,312	574	3.21%	41,088	7.413	188	716	91.69
West Virginia	20,000	1	0.00%	20,000	8.500	175	697	95.00
Wisconsin	286,084	8	0.04%	35,760	8.288	174	748	94.70
Wyoming	172,058	6	0.02%	28,676	8.082	175	694	92.68
Total	**734,646,148**	**13,318**	**100.00%**	**55,162**	**7.158**	**193**	**711**	**87.23**

RBS Greenwich Capital

FICO	Current Principal Balance	# of Loans	Pct by Curr Prin Bal	Average Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average FICO	Weighted Average Combined Orig LTV
600-624	1,244,047	26	0.17%	47,848	8.105	250	621	83.77
625-649	29,559,975	570	4.02%	51,860	7.931	212	641	83.44
650-674	100,698,848	1,842	13.71%	54,668	7.663	198	664	85.15
675-699	187,591,963	3,209	25.54%	58,458	7.277	193	687	87.13
700+	415,551,315	7,671	56.56%	54,172	6.923	190	738	88.07
Total	**734,646,148**	**13,318**	**100.00%**	**55,162**	**7.158**	**193**	**711**	**87.23**

Property Type	Current Principal Balance	# of Loans	Pct by Curr Prin Bal	Average Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average FICO	Weighted Average Combined Orig LTV
Commercial	5,093	1	0.00%	5,093	6.750	174	696	22.25
Condo High-Rise	7,362,264	130	1.00%	56,633	7.140	188	711	86.87
Condo Low-Rise	51,988,442	1,140	7.08%	45,604	7.294	189	715	90.31
Condo Mid-Rise	3,394,928	52	0.46%	65,287	7.307	182	711	86.34
Condo Site	2,254,313	32	0.31%	70,447	6.918	201	710	83.16
Duplex	33,865,141	700	4.61%	48,379	8.011	182	717	86.25
Fourplex	19,628,359	365	2.67%	53,776	8.081	178	726	84.25
PUD	142,644,770	2,570	19.42%	55,504	6.971	194	711	88.01
Single Family Attached	12,970,875	302	1.77%	42,950	7.253	192	710	89.32
Single Family Detached	447,525,613	7,762	60.92%	57,656	7.065	195	709	86.89
Triplex	13,006,350	264	1.77%	49,266	8.137	181	717	84.22
Total	**734,646,148**	**13,318**	**100.00%**	**55,162**	**7.158**	**193**	**711**	**87.23**

Gross Margin	Current Principal Balance	# of Loans	Pct by Curr Prin Bal	Average Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average FICO	Weighted Average Combined Orig LTV
0.000	32,236,032	446	4.39%	72,278	5.250	237	736	82.26
0.001 - 0.999	102,024,018	1,463	13.89%	69,736	5.773	214	724	80.92
1.000 - 1.499	105,891,007	1,368	14.41%	77,406	6.359	201	720	83.48
1.500 - 1.999	114,894,346	1,796	15.64%	63,972	6.847	190	709	85.97
2.000 - 2.499	117,785,443	2,301	16.03%	51,189	7.383	190	702	88.49
2.500 - 2.999	123,641,635	2,123	16.83%	58,239	7.886	180	708	92.69
3.000 - 3.499	83,217,898	2,197	11.33%	37,878	8.341	178	706	91.71
3.500 - 3.999	31,003,106	829	4.22%	37,398	8.833	179	689	90.89
4.000 - 4.499	17,454,280	581	2.38%	30,042	9.313	175	698	89.04
4.500 - 4.999	4,958,312	156	0.67%	31,784	9.817	176	668	87.86
5.000 - 5.499	1,079,733	43	0.15%	25,110	10.330	182	671	89.02
5.500 - 5.999	295,698	11	0.04%	26,882	10.786	174	647	86.46
6.000 - 6.499	98,932	3	0.01%	32,977	11.250	175	661	89.53
7.000 - 7.499	65,709	1	0.01%	65,709	12.500	170	642	89.19
Total	**734,646,148**	**13,318**	**100.00%**	**55,162**	**7.158**	**193**	**711**	**87.23**

Credit Utilization Rate	Current Principal Balance	# of Loans	Pct by Curr Prin Bal	Average Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average FICO	Weighted Average Combined Orig LTV
<= 0	7	458	0.00%	0	5.113	174	715	46.98
0.01 - 10.00	969,620	222	0.13%	4,368	6.571	214	722	77.80
10.01 - 20.00	2,018,710	119	0.27%	16,964	6.632	216	717	75.26
20.01 - 30.00	3,194,686	112	0.43%	28,524	6.447	210	725	76.94
30.01 - 40.00	7,104,555	171	0.97%	41,547	6.579	214	721	76.03
40.01 - 50.00	8,514,929	171	1.16%	49,795	6.680	213	717	76.03
50.01 - 60.00	12,038,176	212	1.64%	56,784	6.764	212	711	77.83
60.01 - 70.00	15,887,544	232	2.16%	68,481	6.670	210	714	77.61
70.01 - 80.00	19,540,619	272	2.66%	71,841	6.771	211	706	79.93
80.01 - 90.00	28,932,513	351	3.94%	82,429	6.723	211	708	80.25
90.01 -100.00	636,444,790	10,998	86.63%	57,869	7.228	190	711	88.57
Total	**734,646,148**	**13,318**	**100.00%**	**55,162**	**7.158**	**193**	**711**	**87.23**

Max Int Rate	Current Principal Balance	# of Loans	Pct by Curr Prin Bal	Average Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average FICO	Weighted Average Combined Orig LTV
12.000 -12.499	5,651,736	40	0.77%	141,293	6.228	174	711	68.57
18.000 -18.499	728,994,413	13,278	99.23%	54,902	7.165	193	711	87.38
Total	**734,646,148**	**13,318**	**100.00%**	**55,162**	**7.158**	**193**	**711**	**87.23**


RBS Greenwich Capital

Credit Line	Current Principal Balance	# of Loans	Pct by Curr Prin Bal	Average Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average FICO	Weighted Average Combined Orig LTV
0.01 - 50,000.00	186,726,097	6,953	25.42%	26,855	7.614	186	711	90.90
50,000.01 - 100,000.00	286,310,417	4,359	38.97%	65,683	7.250	191	708	89.04
100,000.01 - 150,000.00	102,649,502	964	13.97%	106,483	6.947	198	713	88.38
150,000.01 - 200,000.00	112,400,348	808	15.30%	139,109	6.693	205	708	81.17
200,000.01 - 250,000.00	12,201,170	73	1.66%	167,139	6.345	199	730	77.95
250,000.01 - 300,000.00	19,096,715	101	2.60%	189,076	6.341	192	730	73.64
300,000.01 - 350,000.00	3,843,897	17	0.52%	226,112	6.287	216	714	82.06
350,000.01 - 400,000.00	5,386,355	24	0.73%	224,431	6.474	183	727	70.55
400,000.01 - 450,000.00	1,372,619	4	0.19%	343,155	6.393	197	727	72.11
450,000.01 - 500,000.00	3,511,403	11	0.48%	319,218	6.384	190	732	62.16
550,000.01 - 600,000.00	502,445	1	0.07%	502,445	6.750	172	724	8.00
600,000.01 - 650,000.00	645,180	1	0.09%	645,180	5.250	171	730	75.01
850,000.01 - 900,000.00	0	1	0.00%	0	5.250	0	800	75.00
950,000.01 - 1,000,000.00	0	1	0.00%	0	6.750	0	719	60.00
Total	**734,646,148**	**13,318**	**100.00%**	**55,162**	**7.158**	**193**	**711**	**87.23**

Lien	Current Principal Balance	# of Loans	Pct by Curr Prin Bal	Average Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average FICO	Weighted Average Combined Orig LTV
First Lien	4,692,872	30	0.64%	156,429	6.212	173	724	57.10
Second Lien	729,953,277	13,288	99.36%	54,933	7.164	193	711	87.43
Total	**734,646,148**	**13,318**	**100.00%**	**55,162**	**7.158**	**193**	**711**	**87.23**

Lien	Current Principal Balance	# of Loans	Pct by Curr Prin Bal	Average Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average FICO	Weighted Average Combined Orig LTV
Current	731,923,510	13,257	99.63%	55,210	7.157	193	711	87.22
Delq: 30 Days	2,722,638	61	0.37%	44,633	7.178	179	699	90.61
Total	**734,646,148**	**13,318**	**100.00%**	**55,162**	**7.158**	**193**	**711**	**87.23**